Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BETWEEN

MIDWESTONE FINANCIAL GROUP, INC.

AND

ATBANCORP

August 21, 2018

v

INDEX OF DEFINED TERMS

2021 Sub-Debt	76
2023 Sub-Debt	76
401(k) Plan	64
Acquiror	1
Acquiror Articles of Incorporation	76
Acquiror Bank	76
Acquiror Benefit Plan	76
Acquiror Board	76
Acquiror Bylaws	76
Acquiror Capital Stock	76
Acquiror Capitalization Date	36
Acquiror Common Stock	76
Acquiror Disclosure Schedules	84
Acquiror ERISA Affiliate	76
Acquiror Financial Statements	37
Acquiror Loans	39
Acquiror Market Value	70
Acquiror Preferred Stock	36
Acquiror SEC Reports	76
Acquiror Shareholder Approval	77
Acquiror Shareholders’ Meeting	55
Acquiror Stock Issuance	77
Acquiror Stock Plans	77
Acquisition Proposal	77
Affiliate	77
Agreement	1
ALLL	77
AOCI	77
Bank	77
Bank A	77
Bank B	77
Bank Merger Certificates	3
Bank Mergers	3
Banks	77
Business Day	78
Cancelled Shares	4
CIC Payment	62
Closing	2
Closing Acquiror Common Stock Price	78
Closing Date	2
Code	78
Committee	64
Company	1
Company Adverse Recommendation	48
Company Articles of Incorporation	78
Company Benefit Plan	78

Company Board	78
Company Bylaws	78
Company Capital Stock	78
Company Capitalization Date	10
Company Common Stock	78
Company Disclosure Schedules	84
Company Employees	45
Company ERISA Affiliate	78
Company Financial Statements	12
Company Investment Securities	31
Company Loans	15
Company Material Contract	15
Company Permitted Exceptions	15
Company Preferred Stock	10
Company Shareholder Approval	79
Company Shareholders’ Meeting	48
Company Stock Certificates	5
Company Trust	78
Company Trust Preferred Securities	63
Company Trusts	78
Confidentiality Agreement	43
Contemplated Transactions	79
Contract	79
Control, Controlling or Controlled	79
Conversion Fund	4
Covered Employees	61
CRA	79
Deposit Insurance Fund	79
Derivative Transactions
Determination Date	70
Dissenters’ Shares	7
DOL	79
Effective Time	2
Environment	79
Environmental Inspections	52
Environmental Laws	79
ERISA	79
Exchange Act	80
Exchange Agent	4
Existing D&O Policy	56
FDIC	80
Federal Reserve	80
Final Index Price	70
Form ADV	33
GAAP	80
Hazardous Materials	80
IBCA	80
Indemnified Party	56

Index	70
Index Ratio	70
Initial Acquiror Market Value	70
Initial Index Price	70
Investment Advisers Act	32
Iowa Articles of Merger	2
IRS	80
IRS Guidelines	60
Joint Proxy Statement	80
Knowledge	80
Legal Requirement	80
Letter of Transmittal	5
Lien	80
Lock-Up Agreement	1
Lock-Up Agreements	1
Material Adverse Effect	80
Merger	1
Nasdaq Rules	81
New Plans	61
Old Plans	61
Order	81
Ordinary Course of Business	81
OREO	81
Owned Real Property	53
PBGC	81
Per Share Cash Consideration	3
Per Share Merger Consideration	3
3Per Share Stock Consideration	3
Person	82
Pre-Closing Disposition	54
Previously Disclosed	85
Proceeding	82
Registration Statement	82
Regulatory Agreement	22
Regulatory Authority	82
Representative	82
Requisite Regulatory Approvals	82
RIA Sub	82
Schedules	84
SEC	82
Secondary Investigation	52
Securities Act	82
Severance Plan	62
Special Dividend	63
Subsidiary	82
Superior Proposal	83
Surviving Entity	1
Tax	83

Tax Return	83
Termination Date	69
Termination Fee	71
Third Party Consents	10
Title Commitment	53
Title Commitments	53
Title Policies	53
Title Policy	53
Total Payments	62
Transition Date	83
Treasury Regulations	83
TRUPS Assumption	63
U.S	83
Unaudited Monthly Financial Statements	54
WDFI	84

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with all exhibits and schedules, this “Agreement”) is entered into as of August 21, 2018, by and between MidWestOne Financial Group, Inc., an Iowa corporation (“Acquiror”), and ATBancorp, an Iowa corporation (the “Company”).

RECITALS

A.                                    The boards of directors of the Company and Acquiror have determined that it is advisable and in the best interests of their respective companies and their shareholders to enter into this Agreement and to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).

B.                                    The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.

C.                                    As an inducement to Acquiror to enter into this Agreement, the directors and executive officers of the Company in office as of the date of this Agreement have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement (the “Voting Agreement”) agreeing to vote in favor of this Agreement and the transactions contemplated hereby, including the Merger.

D.                                    As an inducement to Acquiror to enter into this Agreement, certain shareholders of the Company as of the date of this Agreement have, concurrently with the execution of this Agreement, entered into a Lock-Up Agreement (each, an “Lock-Up Agreement” and collectively, the “Lock-Up Agreements”) which become effective as of the Effective Time and contain certain restrictions on the transfer of shares of Acquiror Common Stock by such Person.

E.                                    The parties desire to make certain representations, warranties and agreements in connection with the Merger and the other transactions contemplated by this Agreement and the parties also agree to certain prescribed conditions to the Merger and other transactions.

AGREEMENTS

In consideration of the foregoing premises and the following mutual promises, covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
THE MERGER

Section 1.1                                   The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the IBCA, at the Effective Time, the Company shall be merged with and into Acquiror pursuant to the provisions of, and with the effects provided in, the IBCA, the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.

Section 1.2                                   Effective Time; Closing.

(a)                                 Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through the mail or at a place that is mutually acceptable to Acquiror and the Company, or if they fail to agree, at the offices of Shapiro Bieging Barber Otteson LLP, located at 7979 East Tufts Avenue, Suite 1600, Denver, Colorado 80237, at 10:00 a.m., local time, on the first day of the month immediately following the month in which the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in Article 8 and Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and the Company may agree in writing (the “Closing Date”).

(b)                                 The parties hereto agree to file with the Secretary of State of the State of Iowa on the Closing Date articles of merger containing such information as is required by the relevant provisions of the IBCA (the “Iowa Articles of Merger”). The Merger shall become effective as of the date and time specified in the Iowa Articles of Merger (the “Effective Time”).

Section 1.3                                   Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the Iowa Articles of Merger and the IBCA. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.

Section 1.4                                   Organizational Documents of the Surviving Entity. The articles of incorporation and bylaws of Acquiror, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.

Section 1.5                                   Directors and Officers.  Subject to the appointment of the additional directors as contemplated in Section 6.6, the directors of Acquiror immediately prior to the Effective Time shall be the initial directors of the Surviving Entity and shall hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal.  The officers of Acquiror immediately prior to the Effective Time shall be the initial officers of the Surviving Entity, each to hold office until the earlier of their death, resignation or removal in accordance with the Surviving Entity’s articles of incorporation and bylaws.

Section 1.6                                   Bank Mergers.  Immediately following the Effective Time, or at such later time as Acquiror may determine in its sole discretion, (a) Bank A will merge with and into Acquiror Bank; and (b) Bank B will merge with and into Acquiror Bank (collectively, the

“Bank Mergers”), in each case pursuant to an agreement and plan of merger to be agreed upon by Acquiror and the Company and executed prior to the Closing Date, which agreement shall be in form and substance customary for mergers similar to the Bank Mergers.  Acquiror Bank shall be the surviving entity in the Bank Mergers and, following each Bank Merger, the separate corporate existence of the applicable Bank shall cease.  Prior to the Effective Time, the Company shall cause each of Bank A and Bank B, and Acquiror shall cause Acquiror Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Mergers (collectively, the “Bank Merger Certificates”).

Section 1.7                                   Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that: (a) any such change shall not affect the U.S. federal income Tax consequences of the Merger to holders of Company Common Stock; and (b) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger; (ii) materially impede or delay consummation of the Merger; or (iii) require submission to or approval of the Company’s shareholders after the Merger has been approved by the Company’s shareholders. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

Section 2.1                                   Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or any holder of Company Common Stock:

(a)                                 Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares or Dissenters’ Shares) shall, subject to Section 2.5, be converted in the right to receive, without interest, the following consideration:

(i)                                     $992.51 (the “Per Share Cash Consideration”); and

(ii)                                  117.5500 fully paid and nonassessable shares of Acquiror Common Stock (the “Per Share Stock Consideration” and, together with the Per Share Cash Consideration, the “Per Share Merger Consideration”).

(b)                                 If, between the date of this Agreement and the Effective Time, shares of Acquiror Common Stock or Company Common Stock are changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.2                                   Cancellation of Shares. At the Effective Time, all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates (it being understood that any reference herein to a “certificate” shall be deemed to include reference to any book-entry account statement relating to the ownership of Company Common Stock) that represented Company Common Stock before the Effective Time (other than Cancelled Shares and Dissenters’ Shares) will be deemed for all purposes to represent only the right to receive, upon proper surrender thereof in accordance with Section 2.4, (a) the Per Share Merger Consideration; (b) cash in lieu of fractional shares of Acquiror Common Stock that the shares of Company Common Stock represented by such certificate have been converted into the right to receive pursuant to Section 2.3, without interest thereon; and (c) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.4(g). Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury or otherwise owned by Acquiror or the Company (in each case other than shares of Company Common Stock held in any Company Benefit Plan or related trust accounts that, in each case, are beneficially owned by third Persons, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted) will be cancelled and no shares of Acquiror Common Stock or other consideration will be issued or paid in exchange therefor (such cancelled shares, the “Cancelled Shares”).

Section 2.3                                   No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Stock Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this Article 2 shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Closing Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.4                                   Exchange of Certificates.

(a)                                 The parties to this Agreement agree: (i) that American Stock Transfer & Trust Company, LLC shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”); and (ii) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b)                                 At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this Article 2: (i) a sufficient number of shares of Acquiror Common Stock for payment of the Per Share Stock Consideration pursuant to Section 2.1; (ii) sufficient cash for payment of the Per Share Cash Consideration pursuant to Section 2.1; and (iii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock in accordance with Section 2.3. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article 2 as the “Conversion Fund.”

(c)                                  Within five (5) Business Days after the Closing Date, the Surviving Entity shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock (“Company Stock Certificates”) a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the surrender of Company Stock Certificates pursuant to this Agreement.

(d)                                 Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor his, her or its Per Share Merger Consideration plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.3 deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on any portion of the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, (i) the Per Share Merger Consideration; (ii) cash in lieu of any fractional shares of Acquiror Common Stock that the shareholder has a right to receive pursuant to Section 2.3; and (iii) any dividends or distributions that the shareholder has a right to receive pursuant to Section 2.4(g), in each case, upon the proper surrender of such Certificate in accordance with this Article 2.

(e)                                  In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of the Company, the (i) the Per Share Merger Consideration; (ii) cash in lieu of any fractional shares of Acquiror Common Stock that the shareholder has a right to receive pursuant to Section 2.3; and (iii) any dividends or distributions that the shareholder has a right to receive pursuant to Section 2.4(g) shall be delivered pursuant to Section 2.4(d), without interest thereon, in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate and establish to the satisfaction of the Surviving Entity that the Tax has been paid or is not applicable.  The Exchange Agent, the Surviving Entity and the Surviving Entity’s Affiliates shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the Per Share Merger Consideration and any other amounts otherwise payable pursuant to this Agreement such amounts as the Exchange Agent, the Surviving Entity or the Surviving Entity’s applicable Affiliate, as the case may be, is required to deduct or withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment.  To the extent the amounts are so deducted or withheld and paid over to the applicable Tax authorities, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to Person in respect of whom such deduction and withholding was made.

(f)                                   After the Effective Time, there shall be no transfers on the stock transfer books of the Company of any shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for (i) the Per Share Merger Consideration; (ii) cash in lieu of any fractional shares of Acquiror Common Stock that the shareholder has a right to receive pursuant to Section 2.3, without interest thereon; and (iii) any dividends or distributions that the shareholder has a right to receive pursuant to Section 2.4(g), in each case, in accordance with the procedures set forth in this Article 2.

(g)                                  No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article 2. Promptly after the surrender of a Company Stock Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate in accordance with this Article 2, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.

(h)                                 Any portion of the Conversion Fund that remains unclaimed by the shareholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any shareholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for (i) the Per Share Merger Consideration; (ii) cash in lieu of any fractional shares of Acquiror Common Stock that the shareholder has a right to receive pursuant to Section 2.3; and (iii) any dividends or distributions that the shareholder has a right to receive pursuant to Section 2.4(g), each without interest thereon. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(i)                                     In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in such reasonable amount as the Surviving Entity and the Exchange Agent may direct as indemnity against any claim that may be made against it or the Surviving Entity with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this Article 2, (i) the Per Share Merger Consideration; (ii) cash in lieu of any fractional shares of Acquiror Common Stock that the shareholder has a right to receive pursuant to Section 2.3; and (iii) any dividends or distributions that the shareholder has a right to receive pursuant to Section 2.4(g), each without interest thereon.

(j)                                    Subject to the terms of any agreement between Acquiror or the Surviving Entity and the Exchange Agent with respect to the payment of the Per Share Merger Consideration and cash in lieu of fractional shares of Acquiror Common Stock, the Surviving Entity, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of any Letter of Transmittal and compliance by any Company shareholder with the procedures and instructions set forth herein and therein; and (ii) the method of payment of the Per Share Merger Consideration and cash in lieu of fractional shares of Acquiror Common Stock.

(k)                                 In the case of outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Article 2 as are necessary or appropriate to implement the same purpose and effect that this Article 2 has with respect to shares of Company Common Stock that are represented by Certificates.

Section 2.5                                   Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who has the right to demand and who properly shall have demanded payment of the fair value for such shares in accordance in all respects with the IBCA (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the IBCA (and at the Effective Time, such Dissenters’ Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such shareholder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the provisions of the IBCA and this Section 2.5), except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the IBCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Merger Consideration upon surrender in the manner provided in Section 2.4 of the certificate(s) that, immediately prior to the Effective Time, evidenced such shares. The Company shall give Acquiror: (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the IBCA and received by the Company relating to shareholders’ dissenters’ rights; and (b) the opportunity to participate in all negotiations and proceedings with respect to demands under the IBCA consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (i) make any payment with respect to such demand; (ii) offer or agree to settle or settle any demand for payment of fair value; or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the IBCA.  Any portion of the aggregate Per Share Merger Consideration, or any other consideration, made available to the Exchange Agent pursuant to Section 2.5 to pay for shares of Company Common Stock for which dissenter’s rights have been perfected shall be returned to Acquiror upon demand.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as Previously Disclosed, the Company hereby represents and warrants to Acquiror as follows:

Section 3.1                                   Company Organization.

(a)                                 The Company: (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Iowa and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (ii) is duly registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956; and (iii) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. Attached to Section 3.1(a) of the Company Disclosure Schedules are copies of the Company Articles of Incorporation and Company Bylaws and all amendments thereto, each of which are true, complete and correct, and in full force and effect as of the date of this Agreement. The Company has no direct or indirect Subsidiaries other than the Banks, the RIA Sub and those entities listed on Section 3.1(a) of the Company Disclosure Schedules.

(b)                                 Except as set forth on Section 3.1(b) of the Company Disclosure Schedules: (i) the Company does not directly engage in and has not directly engaged in any business or operations other than owning the equity interests in each Bank, the RIA Sub and the Subsidiaries listed on Section 3.1(a) of the Company Disclosure Schedules; (ii) the Company does not directly own any assets other than the equity interests in each Bank, the RIA Sub and the Subsidiaries listed on Section 3.1(a) of the Company Disclosure Schedules; and (iii) the Company is not a party to any contract relating to the business of any Subsidiary of the Company.

Section 3.2                                   Company Subsidiary Organizations. Bank A is an Iowa state chartered bank duly organized, validly existing and in good standing under the laws of the state of Iowa. Bank B is a Wisconsin state chartered bank duly organized, validly existing and in good standing under the laws of the state of Wisconsin. The RIA Sub is a corporation, duly organized, validly existing and in good standing under the laws of the state of Iowa. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

Section 3.3                                   Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by the Company Board. The Company Board has determined that this Agreement and the Contemplated Transactions, including the Merger, are fair and in the best interests of the Company and its shareholders. The Company Board has adopted a resolution directing the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s shareholders for consideration at a duly held meeting of such shareholders and recommending that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions without any condition. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3.4                                   No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Company Shareholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, shareholders, manager or members of, the Company or any of its Subsidiaries; (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject; or (c) contravene, conflict with or result in a violation or breach of any provision of, or the loss of any benefit under, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any Lien upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in case of clause (c)) for such contraventions, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or any of its Subsidiaries. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve, including, but not limited to, Notices of Change in Bank Control Act filing(s), and approval of, or non-objection to, such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Iowa Division of Banking and approval of, or non-objection to, such applications, filings and notices; (iii) the filing of applications, filings and notices, as applicable, with the Wisconsin Department of Financial Institutions and approval of, or non-objection to, such applications, filings and notices; (iv) the filing of any required applications, filings or notices with the FDIC and approval of, or non-objection to, such applications, filings and notices; (v) the filing with the SEC of the Joint Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (vi) the filing of the Iowa Articles of Merger with the Secretary of State of the State of Iowa pursuant to the IBCA; (vii) the filing of the Bank Merger Certificates, with respect to Bank A, with the Secretary of State of the State of Iowa and, with respect to Bank B, with the WDFI; and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Select Market, no consents, non-objections, approvals of, notices to, waivers or authorizations by, or applications, filings or registrations with any Regulatory Authority or any other Person except as set forth on Section 3.4 of the Company Disclosure Schedules (all consents and approvals, the “Third Party Consents”) are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 3.5                                   Company Capitalization.

(a)                                 The authorized capital stock of the Company consists exclusively of: (i) 200,000 shares of Company Common Stock, no par value per share, of which, as of the date hereof (the “Company Capitalization Date”), 35,028 shares are issued and outstanding, and 260 shares are held in treasury of the Company; and (ii) 50,000 shares of the Company’s preferred stock, no par value per share (“Company Preferred Stock”), of which no shares are designated and outstanding as of the Company Capitalization Date. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)                                 As of the Company Capitalization Date, there are no issued, reserved for issuance or outstanding: (i) shares of Company Capital Stock or voting securities of the Company other than the Company Common Stock; (ii) securities of the Company convertible into or exchangeable for shares of Company Capital Stock or voting securities of the Company; (iii) options, warrants, units or other securities or rights to acquire from the Company, or other obligation of the Company to issue, any Company Capital Stock, voting securities or securities convertible into or exchangeable for Company Capital Stock or voting securities of the Company; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities, rights or units that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Company Capital Stock or other securities of, or ownership interests in, the Company. As of the Company Capitalization Date, there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any the securities or rights described in this Section 3.5(b).

(c)           Since the December 31, 2017 through the date hereof, the Company has not: (i) issued, reserved for issuance, repurchased or redeemed any shares of Company Common Stock or Company Preferred Stock or other equity securities of the Company; or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Common Stock or any other equity-based awards.

(d)           None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. There are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries or to register under the Securities Act any such securities; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since December 31, 2017, no shares of Company Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of the Company or any of its Subsidiaries have been declared, set aside, made or paid to the shareholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

(e)           A true, correct and complete list dated as of the date hereof, of all of the outstanding shares of Company Common Stock, all of which are owned of record by shareholders of the Company, with the domicile addresses and in the respective amounts, is set forth in Section 3.5(e) of the Company Disclosure Schedules and will be updated by the Company as of the Closing Date.  Except for the Voting Agreement and as set forth in Section 3.5(e) of the Company Disclosure Schedules, to the Knowledge of the Company, there are no shareholder agreements, voting agreements, proxies, voting trusts or other understanding agreements or commitments with or among one or more of such shareholders with respect to the voting, disposition or other incidents of ownership of any shares of Company Common Stock, including any agreement that or imposes any limitation or restriction on Company Common Stock, including any restriction on the right of a shareholder to vote, sell or otherwise dispose of such Company Common Stock.

Section 3.6            Company Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.7            Financial Statements and Reports; Regulatory Filings.

(a)           True and complete copies of the following financial statements (collectively, the “Company Financial Statements”) have been delivered or made available to Acquiror: (i) the audited consolidated balance sheets of the Company and its Subsidiaries for the years ended December 31, 2015, 2016 and 2017, and the related audited statements of income, changes in shareholders’ equity and cash flows for the fiscal years then ended; (ii) the unaudited consolidated interim balance sheets of the Company and its Subsidiaries for the six (6) months ended June 30, 2017 and June 30, 2018 and the related unaudited consolidated statements of income for the six (6) month period then ended; and (iii) the Call Reports of each depository Subsidiary of the Company for each quarter in the twelve (12) month period ended December 31, 2017 and the three (3) month period ended June 30, 2018.

(b)           The Company Financial Statements have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements and accounting requirements. Taken together, the Financial Statements are complete and correct in all material respects and fairly and accurately present the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the date hereof, Eide Bailly LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.

(c)           Except for (i) those liabilities that are set forth on the Company Financial Statements; and (ii) liabilities incurred since December 31, 2017 in the Ordinary Course of Business and that are not, individually or in the aggregate, material to Company or its Subsidiaries, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on in the Company Financial Statements if it had existed on or before December 31, 2017.

(d)           The Company and each of its Subsidiaries have implemented and maintain internal controls over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of their financial reporting and the preparation of their financial statements for external purposes in accordance with GAAP and includes policies and procedures for their own purposes that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and each of its Subsidiaries, as applicable; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and each of its Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and each of its Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. Since December 31, 2015, neither the Company nor any of its Subsidiaries has experienced or effected any material change in internal control over financial reporting.

(e)           Since December 31, 2015, neither the Company nor any Subsidiary of the Company or any Representative of the Company or any Subsidiary of the Company has received or has otherwise had or obtained, to the Company’s Knowledge, any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of the Company or any Subsidiary of the Company or their internal control over financial reporting, including any complaint, allegation, assertion, or claim that the Company or any Subsidiary of the Company has engaged in questionable accounting or auditing practices. To the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2015, by the Company or any of its Representatives to the Company Board or any committee thereof or to any director or officer of the Company.  The Company has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting.

(f)            Neither the Company nor any Subsidiary of the Company is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract or agreement (including any contract or agreement relating to any transaction or relationship between or among the Company and any Subsidiary of the Company, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (for reference, as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or intended effect of such contract or agreement is to avoid disclosure of any material transaction involving or material liabilities of the Company or any Subsidiary of the Company in the Company Financial Statements.

(g)           The Company and each of its Subsidiaries has filed all forms, reports, registrations and other documents required, together with all amendments required to be made with respect thereto, to be filed since December 31, 2015, with all applicable federal or state securities or banking authorities and any other Regulatory Authority having jurisdiction over the Company or its Subsidiaries and has paid all fees and assessments due and payable in connection therewith, except to the extent the failure to file such forms, reports, registrations and other documents or pay such fees and assessments would not reasonably be expected to be material to the Company or its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(h)           There has not been any event or occurrence since December 31, 2015 that would result in a determination that the Banks are not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

(i)            Except for normal examinations conducted by a Regulatory Authority in the ordinary course of the business of the Company and its Subsidiaries, there is no pending proceeding before, or, to the Knowledge of the Company, examination or investigation by, any Regulatory Authority into the business or operations of the Company or any of its Subsidiaries.

Section 3.8            Books and Records. The books of account, minute books, stock record books and other records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

Section 3.9            Properties.

(a)           Section 3.9(a) of the Company Disclosure Schedules lists or describes all interests in real property owned by the Company and each of its Subsidiaries, including OREO, as of the date of this Agreement, together with the address of such real estate, and each lease of real property to which it is a party, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office.

(b)           The Company and each of its Subsidiaries has good and marketable title to all assets and properties (an in the case of leasehold interests, good and marketable leasehold interests), whether real or personal, tangible or intangible, that it purports to own, other than OREO, or lease, subject to no Liens of any kind except: (i) as noted in the most recent Company Financial Statements or as set forth in Section 3.9(b)(i) of the Company Disclosure Schedules; (ii) statutory Liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which adequate reserves have been established and reflected in the Company Financial Statements in accordance with GAAP; (iii) Liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Banks acting in a fiduciary capacity that, in each case, were incurred in the Ordinary Course of Business and are set forth on Section 3.9(b)(iii) of the Company Disclosure Schedules; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair the business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the value or use thereof or otherwise materially impair business operations at such properties; (vi) with respect to personal property, Liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s Liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s Liens in each case arising in the Ordinary Course of Business of the Company, the payment for which is not yet delinquent; and (viii) Liens on property required by Regulation W promulgated by the Federal Reserve (collectively, the “Company Permitted Exceptions”). The Company and each of its Subsidiaries as lessee (A) has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it; (B) is in sole possession of the properties purported to be leased thereunder, subject to the terms of the leases, subleases, licenses or other contracts (including all amendments, modifications and supplements thereto); and (C) each such lease is valid and binding on the Company or its applicable Subsidiary and is in full force and effect without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. All buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.  Since December 31, 2017, none of the Company’s or its Subsidiaries’ real property, whether owned or leased, has been taken by eminent domain (or to the Knowledge of the Company is the subject of a pending or contemplated taking which has not been consummated).

Section 3.10         Loans; Loan Loss Reserve.

(a)           Each loan, loan agreement, note, lease or other borrowing agreement by the Banks, any participation therein, and other extensions of credit (including overdrafts and commitments to extend credit), and any guaranty, renewal or extension thereof (the “Company Loans”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid Liens which have been perfected (including, if applicable, by the timely filing of financing statements (and, if applicable, extensions thereof) pursuant to the applicable Uniform Commercial Code in effect or timely recording of deeds of trust), and the collateral for such Loan to the extent collateral is required to be insured, the collateral is so insured; and (iii) constitutes, to the Knowledge of the Company, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines. The notes or other credit or security documents with respect to each such outstanding Company Loan were in compliance in all material respects with all applicable Legal Requirements at the time of origination or purchase by the Company and are complete and correct in all material respects.

(b)           All Company Loans originated or purchased by the Banks (including Company Loans held for resale to investors) were made or purchased in accordance with the policies of the boards of directors of the Banks and in the Ordinary Course of Business of the Banks and are and have been administered and, where applicable, serviced, and the relevant Company Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the Company’s written underwriting standards (and, in the case of Company Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), with all applicable regulatory guidelines and with all applicable Legal Requirements, except for such exceptions as would not reasonably be expected to be, individually or in the aggregate, material to Company or its Subsidiaries. Each of the Banks’ interest in the Company Loans originated or purchased by such Bank is free and clear of any Lien and, the Banks have complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Banks or an entity controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

(c)           Section 3.10(c) of the Company Disclosure Schedules lists, as of July 31, 2018, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Banks have discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “classified,” “criticized,” “audit risk assets” or any comparable classifications by the Banks or the rules of any Regulatory Authority; (iii) that has been listed on any “watch list” or similar internal report of the Banks; (iv) that has been the subject of any notice from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; (v) with respect to which the Company or the Banks have Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; (vi) that represents an extension of credit to an executive officer or director of the Banks or an entity controlled by an executive officer or director; (vii) the interest rate terms had been reduced and/or the maturity dates had been extended subsequent to the agreement under which the Company Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms; (viii) a specific reserve allocation existed in connection therewith; (ix) to the Knowledge of the Company, had past due Taxes associated therewith; (x) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40; (xi) was a high-volatility commercial real estate loan; or (xii) had been originated or serviced relying on an exception to, or otherwise out of compliance with, the Banks’ underwriting or servicing policies and applicable regulatory guidelines. For each Company Loan identified in response to clauses (i) — (xii) above, Section 3.10(c) of the Company Disclosure Schedules sets forth the outstanding balance, including accrued and unpaid interest, on each such Company Loan and the identity of the borrower thereunder as of July 31, 2018.

(d)           Each of the Banks’ ALLL is in compliance with such Bank’s existing methodology for determining the adequacy of the ALLL, as well as the standards established by applicable Regulatory Authorities and the Financial Accounting Standards Board and is adequate under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off in whole or in part, on outstanding Company Loans. Since December 31, 2015, neither Bank has been notified by any Regulatory Authority or by the Company’s or such Bank’s independent auditor, in writing or otherwise, that: (i) its ALLL is inadequate; (ii) the practices and policies of such Bank in establishing its ALLL and in accounting for non-performing and classified assets generally fail to comply with applicable accounting or regulatory requirements; or (iii) its ALLL is inadequate or inconsistent with the historical loss experience of such Bank.

(e)           (i) None of the Company Loans is subject to any material offset or material claim of offset; and (ii) the aggregate loan balances in excess of the Banks’ ALLL are,

based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

(f)            Section 3.10(f) of the Company Disclosure Schedules lists each asset of the Company or any of its Subsidiaries that as of July 31, 2018, had a book value of over $50,000 and that was classified as OREO or as an asset to satisfy Company Loans, including repossessed equipment, and the book value thereof as of such date.

(g)           Except as set forth on Schedule 3.10(g), none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Company Loans or pools of Company Loans or participations in Company Loans or pools of Company Loans contains any obligation to repurchase such Company Loans or interests therein solely on account of a payment default by the obligor on any such Company Loan.

(h)           As of the date hereof, all Company Loans by the Subsidiaries of the Company to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries are and were originated in compliance in all material respects with all applicable Legal Requirements.

Section 3.11         Taxes.

(a)           The Company and each of its Subsidiaries have duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries have paid, or made adequate provision for the payment of, all material Taxes (whether or not reflected in the Tax Returns as filed or due to be filed) due and payable by the Company and each of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and are not delinquent in the payment of any material Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided in the Company Financial Statements.

(b)           There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company and its Subsidiaries for any Taxes that they owe. No audit, adjustment, proceeding, examination or investigation related to Taxes paid or payable by the Company and each of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Regulatory Authority. Neither the Company nor its Subsidiaries are the beneficiary of any extension of time within which to file any Tax Return, and there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect. None of the Company or any of its Subsidiaries is a party to a tax sharing, tax allocation or similar agreement.

(c)           The Company and each of its Subsidiaries have delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income

Taxes, franchise Taxes and all other material taxes owed by the Company and its Subsidiaries with respect to the last five (5) fiscal years.

(d)           Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction,” or a “reportable transaction” as defined in Section 6707A of the Code and Section 1.6011-4(b) of the Treasury Regulations.

(e)           No jurisdiction where the Company and its Subsidiaries do not file a Tax Return has made a claim in writing that any of the Company and its Subsidiaries is required to file a Tax Return in such jurisdiction or is subject to taxation by such jurisdiction.

(f)            Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company); or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements), as a transferee or successor, by contract or otherwise.

(g)           Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise, as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the transactions contemplated in this Agreement are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for Tax-free treatment under Section 355 of the Code.

(h)           Neither the Company nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Regulatory Authority filed or made on or prior to the Closing Date, any open transaction disposition made or prepaid amount received on or prior to the Closing Date, any intercompany transaction on or prior to the Closing Date, any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Legal Requirements, a transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting, the application of Section 263A of the Code, or any election under Section 108(i) of the Code. Neither the Company nor any of its Subsidiaries has taken any action that would defer a liability for Taxes from any taxable period (or portion thereof) ending on or prior to the Closing Date to any taxable period (or portion thereof) ending after the Closing Date.

(i)            Neither the Company nor any of its Subsidiaries has made (or has pending) any application with any Regulatory Authority requesting permission for any changes in accounting method.

(j)            No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Regulatory Authority with respect to the Company or any of its Subsidiaries.

(k)           All Taxes required to be withheld, collected or deposited by the Company or any of its Subsidiaries (including in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party) have been timely withheld, collected or deposited, and to the extent required by applicable Legal Requirements, have been paid to the relevant Regulatory Authority.  The Company and each of its Subsidiaries has complied in all material respects with all information reporting and backup withholding provisions of applicable Legal Requirements.

(l)            The Company is eligible to elect to be an “S corporation” within the meaning of Sections 1361 and 1362 of the Code (or any similar provision of state, local or foreign Tax Law) for U.S. federal income Tax purposes and for income Tax purposes in each other jurisdiction which recognizes such status and in which it would, absent such an election, be subject to corporate income tax.  Each shareholder of the Company is eligible to be a shareholder of an S corporation pursuant to the Code, and each shareholder of the Company satisfies the shareholder requirements set forth in Section 1361 of the Code.

Section 3.12         Employee Benefits.

(a)           Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each Company Benefit Plan: (i) a copy of the Company’s current employee policy manual; (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related plan descriptions and other material written communications provided to participants of Company Benefit Plans; (iii) to the extent applicable, the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iv) other ancillary documents including the following documents related to each Company Benefit Plan:

(i)            all Contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors;

(ii)           all notices and other written communications that were given by the Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL or the PBGC pursuant to applicable Legal Requirements within the six (6) years preceding the date of this Agreement; and

(iii)          all notices or other written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six (6) years preceding the date of this Agreement.

(b)           Except as set forth in Section 3.12(b) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the transactions contemplated by this Agreement. No Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would, to the extent paid by the Company or any of its Subsidiaries prior to the Effective Time, result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

(c)           Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, neither the Company nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or, could have any liability with respect to, (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any Tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Company Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

(d)           Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.

(e)           Each Company Benefit Plan is, and has been administered in all material respects in, compliance with its terms and with all applicable Legal Requirements.

(f)            Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Company’s Knowledge, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

(g)           No Company Benefit Plan fiduciary or, to the Company’s Knowledge, any other Person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other Person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. No disqualified person (as defined in Code Section 4975(e)(2)) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(h)           All accrued contributions and other payments to be made by the Company or any Subsidiary to any Company Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements; and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.

(i)            Except as disclosed on Section 3.12(i) of the Company Disclosure Schedules, there are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).

(j)            No event has occurred or circumstance exists that could result in an increase in premium costs of Company Benefit Plans or an increase in benefit costs of such Company Benefit Plans that are self-insured as compared to the Company’s fiscal year ended December 31, 2016 except for annual increases in the Ordinary Course of Business.

(k)           No condition exists as a result of which the Company or any Subsidiary would have any liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a Person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan.

(l)            Neither the Company nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Company Benefit Plans.

(m)          No Company Benefit Plan or Company Benefit Plan fiduciary has engaged in any transaction involving Company Common Stock with respect to which a selling shareholder has made an election under Code Section 1042 and the Company has consented under Code Section 1042 to the application of Code Sections 4978 and 4979A.

(n)           Except as disclosed on Section 3.12(n) of the Company Disclosure Schedules, each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any liability to Acquiror or to Acquiror ERISA Affiliates.

Section 3.13         Compliance with Legal Requirements. The Company and each of its Subsidiaries hold all material licenses, certificates, variances, registrations, permits, franchises, rights and other authorizations from all appropriate Regulatory Authorities or other third parties necessary for the lawful conduct of their respective businesses. The Company and each of its Subsidiaries is, and at all times since December 31, 2015, has been, in material compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to be material to the Company.  Neither the Company nor any of its Subsidiaries has received, at any time since December 31, 2015, any notice or other communication (whether oral or written) from any Regulatory Authority or, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, any other Person, regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.  The Company and each insured depository Subsidiary of the Company is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal bank regulator), and the institution’s rating under the CRA is no less than “satisfactory.”

Section 3.14         Legal Proceedings; Orders.

(a)           Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, or as set forth on Section 3.14(a) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted.

(b)           Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of (each, a “Regulatory Agreement”); any Regulatory Authority that restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest, or relates to, or limits in any manner, its credit or risk management policies, its management or its business. To the Knowledge of the Company, since December 31, 2015, none of the foregoing is pending or has been threatened by any Regulatory Authority, and, to the Company’s Knowledge, no such Regulatory Authority is considering issuing any such Regulatory Agreement or has threatened the commencement of any regulatory investigation.

(c)           None of the Company, any Subsidiary of the Company or, to the Company’s Knowledge, any of their respective Representatives has, directly or indirectly: (i) used any funds of the Company or any Subsidiary of the Company for any unlawful contribution, unlawful gift or unlawful entertainment or other expense relating to political activity; (ii) made any unlawful payment to any foreign or domestic governmental official or employee or to any foreign or domestic political party or campaign from funds of the Company or any Subsidiary of the Company; (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar law; (iv) established or maintained any unlawful fund of monies or other assets of the Company or any Subsidiary of the Company; (v) made any fraudulent entry on the books or records of the Company or any Subsidiary of the Company; or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for the Company or any Subsidiary of the Company or any of their Affiliates, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any Subsidiary of the Company, or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury.

(d)           Section 3.14(d) of the Company Disclosure Schedules lists each Proceeding which is pending on the date of this Agreement, or that has been settled in the past three (3) years against the Company or any Subsidiary of the Company, or any present or former officer, director or employee of the Company or any Subsidiary of the Company (relating to their capacity as such).

Section 3.15         Absence of Certain Changes and Events. Except as listed in Section 3.15 of the Company Disclosure Schedules, since December 31, 2017, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, and without limiting the foregoing with respect to each, since December 31, 2017, there has not been any:

(a)           change in their authorized or issued capital stock; grant of any stock option or right to purchase shares of their capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by them of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of their capital stock, except as reflected on the Company Financial Statements;

(b)           amendment to their articles of incorporation, charter or bylaws or adoption of any resolutions by their board of directors or shareholders with respect to the same;

(c)           increase of any bonus, salary or other compensation to any of their shareholders, directors, officers or employees, except with respect to officers and employees for normal increases in the Ordinary Course of Business or in accordance with any then-existing Company Benefit Plan, or entry into any employment, consulting, non-competition, change in control, severance or similar Contract with any shareholder, director, officer or employee, except for the Contemplated Transactions and except for any employment, consulting or similar agreement or arrangement that is terminable at will or upon thirty (30) days’ notice or less, without penalty or premium;

(d)           adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase (except for any increases in the Ordinary Course of Business) in the payments to or benefits under, any Company Benefit Plan;

(e)           damage to or destruction or loss of any of their assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate is greater than $100,000;

(f)            entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(g)           except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction), or breach of the terms of any existing lease, Contract or license that (i) has a term of more than one (1) year or that involves the payment by the Banks of more than $200,000 in the aggregate; or (ii) is a Material Contract.

(h)           Company Loan or commitment to make, renew, extend the term or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of either of the Banks, or has been classified by either of the Banks or any Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan”;

(i)            incurrence by them of any obligation or liability (fixed or contingent) other than in the Ordinary Course of Business;

(j)            Company Loan or commitment to make any Company Loan other than in the Ordinary Course of Business;

(k)           sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of their assets or properties, or mortgage, pledge or imposition of any Lien upon any of their assets or properties, except: (i) for Company Permitted Exceptions; or (ii) as otherwise incurred in the Ordinary Course of Business;

(l)            cancellation or waiver by them of any claims or rights with a value in excess of $100,000, or any settlement or discharge of any Proceeding against any of them;

(m)          any investment by them of a capital nature (e.g., construction of a structure or an addition to an existing structure on property owned by the Company or any of its Subsidiaries) individually or in the aggregate exceeding $500,000;

(n)           except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or all or substantially all of the assets or business of any other Person;

(o)           transaction for the borrowing or loaning of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(p)           material change in any policies, practices, methods or systems with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, ALLL, budgeting, profit and Tax planning, accounting or any other material aspect of their business or operations, except for such changes as may be required in the opinion of the management of the Company or its Subsidiaries, as applicable, to respond to then-current market or economic conditions or as may be required by any Regulatory Authorities;

(q)           filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch, or relocation of operations from existing locations;

(r)            discharge or satisfaction of any Lien on their assets or repayment of any indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(s)            entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets, including any investment securities, but excluding OREO, individually or in the aggregate in excess of $1,000,000, except for the pledging of collateral to secure public funds or entry into any repurchase agreements in the Ordinary Course of Business;

(t)            purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;

(u)           failure to maintain in full force and effect any insurance policy in effect as of December 31, 2017, in each case, on substantially the same terms as in effect on December 31, 2017;

(v)           termination (other than for cause) of any employee with an annual salary in excess of $150,000;

(w)          agreement, whether oral or written, by it to do any of the foregoing; or

(x)           event or events that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.16         Material Contracts. Except for Contracts evidencing Company Loans made by either of the Banks in the Ordinary Course of Business or as disclosed in Section 3.16 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any Contract, arrangement, commitment or understanding (whether written or oral) which is in effect as of the date hereof (any such contract, arrangement, commitment or understanding in the following categories, a “Company Material Contract”):

(a)           that is a lease or sublease of real property to which the Company or any of its Subsidiaries is a party;

(b)           relating to a trust indenture, mortgage, mortgage loan purchase agreement, loan agreements, credit agreements, conditional sales Contracts, other title retention agreements, security agreements or other Contracts, agreements or instruments relating to money borrowed by it in excess of $150,000 or guaranteed by the Company or any of its Subsidiaries or relating to any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, exclusive of deposit agreements with customers of either of the Banks entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of Des Moines or Federal Home Loan Bank of Chicago advances, or borrowings from the Federal Reserve Bank discount window;

(c)           that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $250,000 (other than Contracts for the sale of loans);

(d)           that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $250,000;

(e)           not referred to elsewhere in this Section 3.16 that has or would reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries;

(f)            relating to any lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $250,000), including any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to, any assets or properties, or any interest therein, of the Company or its Subsidiaries, other than in connection with the sale of Company Loans, Company Loan participations or investment securities in the Ordinary Course of Business to third parties who are not Affiliates of the Company;

(g)           that is a material licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its intellectual property;

(h)           that is a collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(i)            that is a joint venture, partnership, shareholder, limited liability company, investor rights or similar Contract or any other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

(j)            containing covenants that in any way purport to restrict, in any material respects, the business activity of the Company or its Subsidiaries or limit, in any material respects, the ability of the Company or its Subsidiaries to engage in any line of business or to compete with any Person, including from soliciting customers, clients or employee of any Person, or provides a right of first offer, right of first refusal, option or similar right to the Company or any Subsidiary or any other Person or that would limit or purport to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, including any (i) exclusive dealing obligation; (ii) “clawback” or similar undertaking requiring the reimbursement or refund of any fees; or (iii) “most favored nation” or similar provision granted by the Company or any of its Subsidiaries;

(k)           providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amounts in excess of $100,000;

(l)            that is (i) an employment, consultancy, non-competition, non-solicitation, deferred compensation, retention, bonus, severance, retirement or other similar Contract (including any amendment to any such existing agreement or arrangement); or (ii) relating to bank-owned life insurance, in each case with any director, officer, employee or independent contractor of or consultant to, or shareholder of, the Company or any Subsidiary of the Company;

(m)          that is with an Affiliate of the Company or any of its Subsidiaries other than loans in the Ordinary Course of Business;

(n)           with any Person who is or would be entitled pursuant to such Contract or Company Benefit Plan to receive any payment from the Company or its Subsidiaries as a result of the announcement or the consummation of the Contemplated Transactions, either alone or upon the occurrence of any additional acts or events, including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation, together with the name of such Person and the maximum amount of such payment;

(o)           that is a Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of $500,000;

(p)           that may not be terminated without payment or penalty equal to or greater than $100,000 upon notice of thirty (30) days or less (other than shrink-wrap or similar form software license agreements with respect to off-the-shelf computer software);

(q)           under which the Company or any Subsidiary of the Company will have an obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation;

(r)            that is a settlement agreement, other than releases immaterial in nature or amount entered into in the Ordinary Course of Business with the former employees of the Company or its Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;

(s)            that is or would constitute a guarantee, support or indemnification by the Company or its Subsidiaries, assumption or endorsement by the Company or its Subsidiaries of, or any similar commitment by the Company or its Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the Ordinary Course of Business;

(t)            that is a Company Benefit Plan; and

(u)           that is an amendment, supplement and modification in respect of any of the foregoing.

Section 3.17         No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Company’s Knowledge, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.10(c) of the Company Disclosure Schedules or where any such default would not reasonably be expected, individually or in the aggregate, to be material to the Company or any of its Subsidiaries. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since December 31, 2015, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 3.18         Insurance. Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds owned or held as of the date of this Agreement by the Company and its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are adequate, prudent and consistent with comparable entities engaged in the same business and industry. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of Representatives of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Section 3.18 of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past three (3) years prior to the date of this Agreement that individually or in the aggregate exceed $100,000 and the current status of such claims. No such pending claim has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights.  None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past three (3) years.

Section 3.19         Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company is there any factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries or the consummation of the Contemplated Transactions that have not been received. Neither the Company nor any of its Subsidiaries is the owner of any interest in real estate on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property given the current use of the property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to be material to the Company or any of its Subsidiaries. Except for any matters that are not, and would not reasonably be expected to be material to the Company or its Subsidiaries, the Company and each Subsidiary of the Company has complied in all respects with all Environmental Laws applicable to it and its business operations. Notwithstanding the foregoing, all representations and warranties in this Section 3.19 relating to OREO are made solely to the Company’s Knowledge.

Section 3.20         Transactions with Affiliates. Except as set forth in Section 3.20 of the Company Disclosure Schedules, no officer or director of the Company or any of its Subsidiaries, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve has (a) any Company Loan or any other agreement with the Company or any of its Subsidiaries; or (b) any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to, the business of the Company or any of its Subsidiaries.

Section 3.21         Brokerage Commissions. Except for fees payable to Sandler O’Neill & Partners, L.P. pursuant to an engagement letter that has been Previously Disclosed, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 3.22         Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The Banks’ most recent CRA ratings were “satisfactory” or better.

Section 3.23         Labor Matters.

(a)           There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. The Company and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(b)           Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

Section 3.24         Intellectual Property.

(a)           Each of the Company and its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property used or owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

(b)           To the extent the Company has designated any of its information, materials, or processes a trade secret, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets that are owned, used, or held by them.

(c)           Neither the Company nor any of its Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any intellectual property rights of any third party.  To the Knowledge of the

Company, no third party has interfered with, infringed upon, misappropriated or violated any intellectual property of the Company or any of its Subsidiaries.

Section 3.25                            Investments.

(a)                                 Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of July 31, 2018, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to each of the Banks, in a fiduciary or agency capacity (together with any such securities owned by the Company or its Subsidiaries after July 31, 2018, the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any Liens except for Company Permitted Exceptions and, except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices, to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Banks in accordance with GAAP.

(b)                                 Except as may be imposed by applicable securities laws and restrictions that may exist for Company Investment Securities that are classified as “held to maturity,” none of securities held by the Company is subject to any restriction, whether contractual or statutory, that impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first Lien in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)                                  None of the Company or its Subsidiaries has sold or otherwise disposed of any Company Investment Securities held by them in a transaction in which the acquiror of such Company Investment Securities or other Person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

(d)                                 All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transactions has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP.

Section 3.26                            Fiduciary Accounts; Investment Management Activities.  Each of the Company, the Banks and their Subsidiaries have properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian, guardian, conservator, personal representative, or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements.  None of the Company, the Banks, nor any of their Subsidiaries or any of their Representatives has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all respects and accurately reflect the assets of such fiduciary account.

Section 3.27                            Investment Advisor Subsidiary.

(a)                                 Except for the RIA Sub, which is duly registered and in good standing with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the “Investment Advisers Act”), none of the Company, the Banks, nor any of their Subsidiaries or the Company’s, the Banks’ or any of their Subsidiaries’ Representatives is required to be registered, licensed or authorized as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Regulatory Authority.

(b)                                 The RIA Sub is duly registered as an investment adviser under the Investment Advisers Act, has operated since July 7, 2006 and is currently operating in compliance with all Legal Requirements applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets, except as would not reasonably be expected, either individually or in the aggregate, to be material to the Company or any of its Subsidiaries.  Each “investment advisory representative” (as defined under the Investment Advisers Act) required to be registered as such with any state securities authority is so registered, except as would not reasonably be expected, either individually or in the aggregate, to be material to the Company or any of its Subsidiaries.  There is no Proceeding pending or, to the Company’s Knowledge, threatened that would reasonably be expected to assert noncompliance with any Legal Requirement or lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders and approvals in any material respect.

(c)                                  The RIA Sub has been since December 31, 2015 and is in all material respects in compliance with each contract for services provided in its capacity as a registered investment advisor to which it is a party.

(d)                                 The accounts of each advisory client of the RIA Sub, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the RIA Sub in all material respects in compliance with the applicable requirements of ERISA.

(e)                                  Except as disclosed on a Uniform Application for Investment Adviser Registration on Form ADV (each, a “Form ADV”) neither the RIA Sub nor to the Knowledge of the Company any of the RIA Sub’s Representatives has been the subject of any disciplinary proceedings or orders of any Regulatory Authority arising under any Legal Requirement which would be required to be disclosed on Form ADV.  Neither the RIA Sub nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a Person associated with a registered investment advisor, and there is no Proceeding pending or, to the Company’s Knowledge, threatened that would reasonably be expected to result in ineligibility of any such Person.

(f)                                   The Company has delivered or made available to Acquiror true and complete copies of each Form ADV filed since December 31, 2015 by the RIA Sub, reflecting all amendments thereto to the date hereof, and each such Form ADV was timely filed, was complete and accurate in all material respects at the time of filing thereof, and was and is in compliance in all material respects with the applicable requirements of the Investment Advisers Act.  Since December 31, 2014, the RIA Sub has made available to each advisory client its Form ADV to the extent required by the Investment Advisers Act.  The Company has delivered or made available to Acquiror true and complete copies of all deficiency letters and inspection reports or similar documents furnished to the RIA Sub by the SEC since December 31, 2015 and the RIA Sub’s responses thereto, if any.

(g)                                  None of the Company or any Subsidiary of the Company serves as an investment adviser (or an investment sub-adviser) to a registered investment company.

Section 3.28                            Deposits.  All of the deposits held by each Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with all applicable policies, practices and procedures of such Bank. The deposit accounts of the Banks are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. No legal action or proceeding for the termination or revocation of such insurance is pending, or to the Knowledge of the Company, has any such termination or revocation been threatened.

Section 3.29                            Customer Information Security.  Since December 31, 2015, there has been no unauthorized disclosure of, or unauthorized access to, any nonpublic personal information of a customer in the possession of the Company or any of its Subsidiaries that could result in substantial harm to such customer.

Section 3.30                            Indemnification.  To the Knowledge of the Company, no action or failure to take action by any present or former director, officer, employee or agent of the Company or any Subsidiary of the Company has occurred which would give rise to a material claim by any such individual for indemnification from the Company or any Subsidiary of the Company.

Section 3.31                            Opinion of Financial Advisor.  The Company has received the opinion of Sandler O’Neill & Partners, L.P., financial advisor to the Company, to the effect that, as of the date of such opinion, the Per Share Merger Consideration to be received in the Merger by each holder of Company Common Stock is fair, from a financial point of view, to such holders.

Section 3.32                            No Other Representations or Warranties.

(a)                                 Except for the representations and warranties made by the Company in this Article 3, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article 3, neither the Company nor any other Person makes or has made any representation or warranty to Acquiror or any of its Affiliates or representatives with respect to any oral or written information presented to Acquiror or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)                                 The Company acknowledges and agrees that neither Acquiror nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 4.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except (a) as Previously Disclosed; or (b) disclosed in any Acquiror SEC Reports publicly filed prior to the date hereof (but excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” sections or other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Acquiror hereby represents and warrants to the Company as follows:

Section 4.1                                   Acquiror Organization. Acquiror: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Iowa and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror; (b) is duly registered as a financial holding company under the Bank Holding Company Act of 1956; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no direct or indirect Subsidiary other than the Subsidiaries listed on Exhibit 21.1 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

Section 4.2                                   Acquiror Subsidiary Organizations. Acquiror Bank is an Iowa state chartered bank duly organized, validly existing and in good standing under the laws of the State of Iowa. Each Acquiror Subsidiary is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. Acquiror has delivered or made available to the Company copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of Acquiror and all amendments thereto, each of which is true, complete and correct and in full force and effect as of the date of this Agreement.

Section 4.3                                   Authorization; Enforceability. Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by the Acquiror Board. The Acquiror Board has determined that this Agreement and the Contemplated Transactions, including the Merger, are fair and the best interests of Acquiror and its shareholders. The Acquiror Board has adopted a resolution directing the Acquiror Stock Issuance be submitted to Acquiror’s shareholders for consideration at a duly held meeting of such shareholders and recommending that Acquiror’s shareholders vote in favor of the Acquiror Stock Issuance.  The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Acquiror Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 4.4                                   No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Acquiror Shareholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, shareholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which

Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of, or non-objection to, such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Iowa Division of Banking and approval of, or non-objection to, such applications, filings and notices; (iii) the filing of applications, filings and notices, as applicable, with the Wisconsin Department of Financial Institutions and approval of, or non-objection to, such applications, filings and notices; (iv) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (v) the filing with the SEC of the Joint Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (vi) the filing of the Iowa Articles of Merger with the Iowa Secretary of State pursuant to the IBCA; (vii) the filing of the Bank Merger Certificates, with respect to Bank A, with the Secretary of State of the State of Iowa and, with respect to Bank B, with the WDFI; and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Select Market, no consents, non-objections, approvals of, notices to, waiver or authorizations by or application, filings or registrations with any Regulatory Authority or any other Person are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 4.5                                   Acquiror Capitalization.

(a)                                 The authorized capital stock of Acquiror consists exclusively of:  (i) 30,000,000 shares of Acquiror Common Stock, of which, as of the date hereof (the “Acquiror Capitalization Date”), 12,221,107 shares are issued and outstanding, and 242,374 shares are held in the treasury of Acquiror; and (ii) 500,000 shares of Acquiror’s preferred stock, no par value per share (the “Acquiror Preferred Stock”), of which no shares are issued and outstanding as of Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Global Select Market and Acquiror satisfies all of the quantitative maintenance criteria of the Nasdaq Global Select Market.

(b)                                 As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 84,115 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Stock Plans; and (ii) 447,660 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans.

Section 4.6                                   Acquiror Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of Acquiror owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business, except as set forth on Section 4.6 of the Acquiror Disclosure Schedules.

Section 4.7                                   Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a)                                 Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to be material to Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder which are applicable to Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)                                 The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements, including the maintenance of an adequate system of internal controls. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the date hereof, RSM US LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

(c)                                  Acquiror and each of its Subsidiaries has filed all forms, reports, registrations and other documents required, together with all amendments required to be made with respect thereto, to be filed since December 31, 2015, with all applicable federal or state securities or banking authorities and any other Regulatory Authority having jurisdiction over

Acquiror or its Subsidiaries and has paid all fees and assessments due and payable in connection therewith, except to the extent the failure to file such forms, reports, registrations and other documents or pay such fees or assessments would not reasonably be expected to be material to Acquiror or its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(d)                                 There has not been any event or occurrence since December 31, 2015 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 4.8                                   Properties. Acquiror and each of its Subsidiaries has good and marketable title to all assets and properties (and in the case of leasehold interests, good and marketable leasehold interests), whether real or personal, tangible or intangible, that it purports to own, except for OREO, or lease, subject to no Liens of any kind except: (a) as noted in the most recent Acquiror Financial Statements or as set forth in Section 4.8(a) of the Acquiror Disclosure Schedules; (b) statutory Liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which adequate reserves have been established and reflected in the Acquiror Financial Statements in accordance with GAAP; (c) Liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by Acquiror Bank acting in a fiduciary capacity that, in each case, were incurred in the Ordinary Course of Business and are set forth on Section 4.8(c) of the Acquiror Disclosure Schedules; (d) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair the business operations at such properties; (e) minor defects and irregularities in title and encumbrances that do not materially impair the value or use thereof or otherwise materially impair business operations at such properties; (f) with respect to personal property, Liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (g) inchoate mechanic’s and materialmen’s Liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s Liens in each case arising in the Ordinary Course of Business of Acquiror, the payment of which is not yet delinquent; and (i) Liens on property required by Regulation W promulgated by the Federal Reserve. Acquiror and each of its Subsidiaries as lessee (i) has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it; (ii) is in sole possession of the properties purported to be leased thereunder, subject to the terms of the leases, subleases, licenses or other contracts (including all amendments, modifications and supplements thereto); and (iii), and each such lease is valid and binding on Acquiror or its applicable Subsidiary and is in full force and effect without default thereunder by the lessee or, to the Knowledge of Acquiror, the lessor. All buildings and structures owned by Acquiror and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person. Since December 31, 2017, none of Acquiror’s or its Subsidiaries’ real property, whether owned or leased, has been taken by eminent domain (or to the Knowledge of Acquiror is the subject of a pending or contemplated taking which has not been consummated).

Section 4.9                                   Loan Loss Reserve.

(a)                                 Acquiror Bank’s allowance for loan and lease losses reflected in the Acquiror Financial Statements (including footnotes thereto) was determined on the basis of Acquiror Bank’s continuing review and evaluation of the portfolio of each loan, loan agreement, note, lease or other borrowing agreement by Acquiror Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Acquiror Loans”) under the requirements of GAAP and Legal Requirements, was established in a manner consistent with Acquiror Bank’s internal policies, and, in the reasonable judgment of Acquiror Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Acquiror Loans previously charged-off, on outstanding Acquiror Loans.

(b)                                 To the Knowledge of Acquiror: (i) none of the Acquiror Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of Acquiror Bank’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

Section 4.10                            Compliance with Legal Requirements. Acquiror and each of its Subsidiaries hold all material licenses, certificates, variances, registrations, permits, franchises, rights and other authorizations from all appropriate Regulatory Authorities or other third parties necessary for the lawful conduct of their respective businesses. Acquiror and each of its Subsidiaries is, and at all times since December 31, 2015, has been, in material compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets (including Environmental Laws but only respect to real property that does not constitute OREO), except where noncompliance would not, individually or in the aggregate, reasonably be expected to be material to Acquiror. Neither Acquiror nor any of its Subsidiaries has received, at any time since December 31, 2015, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement. Acquiror and each insured depository Subsidiary of Acquiror is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal bank regulator), and the institution’s rating under the CRA is no less than “satisfactory.”

Section 4.11                            Legal Proceedings; Orders.

(a)                                 Except as set forth on Section 4.11(a) of the Acquiror Disclosure Schedules, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to Acquiror and its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

(b)                                 Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any Regulatory Agreement at the request of any Regulatory Authority that restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest, or relates to, or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, since December 31, 2015, none of the foregoing is pending or has been threatened by any Regulatory Authority, and, to Acquiror’s Knowledge, no such Regulatory Authority is considering issuing any such Regulatory Agreement or has threatened the commencement of any regulatory investigation.

(c)                                  None of Acquiror, any Subsidiary of Acquiror or, to Acquiror’s Knowledge, any of their respective Representatives has, directly or indirectly: (i) used any funds of Acquiror or any Subsidiary of Acquiror for any unlawful contribution, unlawful gift or unlawful entertainment or other expense relating to political activity; (ii) made any unlawful payment to any foreign or domestic governmental official or employee or to any foreign or domestic political party or campaign from funds of Acquiror or any Subsidiary of Acquiror; (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar law; (iv) established or maintained any unlawful fund of monies or other assets of Acquiror or any Subsidiary of Acquiror; (v) made any fraudulent entry on the books or records of Acquiror or any Subsidiary of Acquiror; or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for Acquiror or any Subsidiary of Acquiror or any of their Affiliates, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Acquiror or any Subsidiary of Acquiror, or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury.

(d)                                 Section 4.11(d) of the Acquiror Disclosure Schedules lists each Proceeding which is pending on the date of this Agreement, or that has been settled in the past three (3) years against Acquiror or any Subsidiary of Acquiror, any present or former officer, director or employee of Acquiror or any Subsidiary of Acquiror (relating to their capacity as such).

Section 4.12                            Absence of Certain Changes and Events. Since December 31, 2017, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 4.13                            Brokerage Commissions. Except for fees payable to Piper Jaffray & Co. pursuant to an engagement letter that has been Previously Disclosed, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 4.14                            Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. Acquiror Bank’s most recent CRA rating was “satisfactory” or better.

Section 4.15                            Financial Capability. Acquiror has, or will have prior to the Effective Time, sufficient funds to pay the cash component of the Per Share Merger Consideration and to perform its other obligations contemplated by this Agreement.  Acquiror has reserved for issuance the requisite number of shares to satisfy the Per Share Stock Consideration.

Section 4.16                            Opinion of Financial Advisor.  Acquiror has received the opinion of Piper Jaffray & Co., financial advisor to Acquiror, to the effect that, as of the date of such opinion, the aggregate consideration to be paid by Acquiror in the Merger is fair, from a financial point of view, to Acquiror.

Section 4.17                            No Other Representations or Warranties.

(a)                                 Except for the representations and warranties made by Acquiror in this Article 4, neither Acquiror nor any other Person makes any express or implied representation or warranty with respect to Acquiror, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Acquiror hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Acquiror in this Article 4, neither Acquiror nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Acquiror, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)                                 Acquiror acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 3.

ARTICLE 5
THE COMPANY’S COVENANTS

Section 5.1                                   Access and Investigation.

(a)                                 Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of Acquiror and the Company following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. The Company and each Bank shall permit Acquiror and its Representatives to discuss the business affairs, condition (financial and otherwise), assets and liabilities of the Company and each Bank with the Company’s and each Bank’s Representatives, as is necessary or reasonably appropriate for the purposes of familiarizing itself with the businesses and operations of the Company and each Bank, to the extent allowable by applicable Legal Requirements. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure would reasonably be expected to affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)                                 From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement. The reports, schedules, registration statements and other documents filed or furnished will fairly present the financial position of the

Company and each Bank, as applicable, and, to the extent applicable, the results of its operations at the dates and for the periods indicated in compliance with applicable Legal Requirements.

(c)                                  The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials; (ii) the disclosure of which would violate any applicable Legal Requirement; (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege; or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.7). All such financial information will fairly present the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Company and each Bank at the dates and for the periods indicated in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that unaudited financial statements may be subject to normal year-end audit adjustments required by GAAP.

(d)                                 All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Confidentiality Agreement, dated as of April 11, 2018, between Acquiror and the Company (as amended, the “Confidentiality Agreement”).

Section 5.2                                   Operation of the Company and Company Subsidiaries.

(a)                                 Except as Previously Disclosed, as expressly permitted or required by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business (including the making of or agreeing to make any loans or other extensions of credit) in the Ordinary Course of Business; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, keep available the services of its present Representatives and maintain its relationships and goodwill with all suppliers, customers, depositors, borrowers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the Company or any Subsidiary of the Company; (iii) perform under each of the Material Contracts; (iv) maintain and keep their properties in as satisfactory repair and condition as presently maintained, except for obsolete properties and for deterioration due to ordinary wear and tear; (v) comply in all material respects with all applicable Legal Requirements; and (vi) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)                                 Except as Previously Disclosed, as expressly permitted or required by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of

Acquiror, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

(i)                                     (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, or otherwise obligate itself to issue or sell any additional shares of Company Capital Stock, any shares of capital stock of any Subsidiary of the Company or any security convertible into Company Capital Stock or shares of capital stock of any Subsidiary of the Company; or (B) grant any stock appreciation rights, stock appreciation units, restricted stock, stock options or “phantom” stock awards or otherwise permit any additional shares of Company Capital Stock or capital stock of any Subsidiary of the Company to become subject to new grants, including issuances under Company Benefit Plans;

(ii)                                  (A) except as set forth in Section 7.10, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Capital Stock (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries or as permitted or required by this Agreement); or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Capital Stock (other than repurchases of shares of Company Common Stock in the Ordinary Course of Business to satisfy obligations under Company Benefit Plans) or any shares of the capital stock of any Subsidiary of the Company;

(iii)                               amend any material terms of, waive any rights under, terminate (other than at its stated expiration date), violate the terms of, assign or enter into any Company Material Contract;

(iv)                              except for loans, commitments for loans or other transactions that have been approved by either Bank prior to the date hereof: (A) extend credit or enter into any contracts binding either Bank to extend or acquire any credit except in a manner consistent with past practice and in accordance with the lending policies of such Bank as disclosed to Acquiror, and neither Bank will extend or acquire any credit or enter into any Contracts binding it to extend or acquire any credit (1) in an amount in excess of $500,000 with respect to any loan, commitment or Contract that is unsecured or partially unsecured; (2) in an amount in excess of $2,000,000 with respect to any new loan, commitment or Contract that is fully secured by a Lien on property, (3) in an amount in excess of $3,000,000 with respect to any renewal or extension of a loan, commitment or Contract if the risk rating of such loan or Contract is designated as “A,” “B,” or “C1” and there is no increase in the loan amount or commitment with respect thereto; (4) in an amount in excess of $3,000,000 with respect to any renewal or extension of a loan, commitment or Contract if the risk rating of such loan or Contract is designated as “C2” and there is any increase in the loan amount or commitment with respect thereto; (5) in an amount in excess of $2,000,000 with respect to any borrowers with loans, commitments or Contracts listed on either Bank’s “watch list” or similar internal report of either of the Banks; or (6) in an amount in excess of $10,000,000 with respect to any loan, commitment or Contract, in each case, without first providing Acquiror (at least three Business Days prior to extending such credit or entering into any contract binding such Bank to do so) with a copy of the loan underwriting analysis and credit memorandum of such Bank and the basis of the credit decision of such Bank; or (B) sell, assign or otherwise transfer any participation in any loan except in a manner consistent with past practice and in accordance with the existing lending policies of such Bank. For the purpose of the foregoing, any “commitment” shall include the aggregate amount of all loans and lines of credits made to any borrower or such borrower’s direct or indirect Affiliates;

(v)                                 (i) maintain an ALLL which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net or recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding(including accrued interest receivable); or (ii) reduce the ALLL through negative provisions;

(vi)                              sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon, lease, sublease or otherwise dispose of or discontinue any of the assets, deposits, business, leasehold interests or properties of the Company or any of its Subsidiaries, except for sales, transfers, Liens, licenses, lapses, cancellations, abandonments, leases, subleases or other dispositions or discontinuances (A) in the Ordinary Course of Business; or (B) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

(vii)                           acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, or with respect to deposits and Company Investment Securities, in the case of each of the foregoing, acquired in the Ordinary Course of Business), or contract to acquire, all or any portion of the equity, assets, business, deposits or properties of any other entity;

(viii)                        amend the Company Articles of Incorporation or the Company Bylaws or similar governing documents of any of its Subsidiaries;

(ix)                              implement or adopt any change in its accounting principles, systems, practices or methods, except as required by changes in GAAP as concurred by the Company’s independent auditors or in regulatory accounting principles as concurred by the Company’s and its Subsidiaries’ regulators;

(x)                                 except as set forth on Section 5.2(b)(x) of the Company Disclosure Schedules, as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (A) increase in any manner the compensation or benefits of, or pay any bonus or grant any other benefit or perquisite to, any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than increases not exceeding 3.0% of a Person’s base salary; (B) become a party to, establish, grant, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, indemnification, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or shareholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; or (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan;

(xi)                              (A) excluding deposits, incur, guarantee or modify any indebtedness for borrowed money, including any increase in any outstanding indebtedness; or (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except, in the case of this clause (B), in connection with the presentation of items for collection in the Ordinary Course of Business;

(xii)                           establish any new Subsidiary of the Company or any Affiliate of the Company, enter into any new line of business or materially change its lending, investment, underwriting, risk or asset liability management or other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;

(xiii)                        pay, discharge, settle, or satisfy any Proceeding against it or any of its Subsidiaries exceeding $100,000 individually or $500,000 in the aggregate or that would impose any material restriction on the business of the Company or its Subsidiaries or create precedent for claims that are reasonably likely to be material to it or its Subsidiaries;

(xiv)                       permit the commencement of any construction of new structures or facilities upon, purchase or lease or sublease any real property in respect of, or make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(xv)                          (A) make, change or revoke any material Tax elections, change an annual accounting period, change or consent to any material change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law); (B) change or modify any material position on any material Tax Return filed on or after the date of this Agreement from positions taken on Tax Returns previously filed; (C) settle or compromise any material Tax liability, claim or assessment; (D) enter into any closing agreement; (E) waive or extend any statute of limitations with respect to a material amount of Taxes; (F) surrender any right to claim a refund for a material amount of Taxes; (G) file any material amended Tax Return; or (H) take any action that would materially adversely affect the Tax position of the Surviving Entity, Acquiror Bank, Bank A or Bank B following the Merger;

(xvi)                       hire or terminate (other than for cause) any employee with an annual salary in excess of $150,000;

(xvii)                    materially increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with the Company’s past practices and safe and sound banking practices;

(xviii)                 (A) implement or adopt any material change in its interest rate or fee pricing or its risk management policies, procedures or practices; (B) fail to comply in any material respect with its existing policies or practices with respect to managing its exposure to interest rate and other risks; or (C) materially change its investment, underwriting, or asset liability management, hedging or other banking or operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans, except in each cause (A) through (D) as required by any Regulatory Authority;

(xix)                       foreclose upon or otherwise acquire any commercial real property having an appraised value greater than $500,000 prior to consulting with Acquiror and, if requested by Acquiror, obtaining a recent Phase I environmental review thereof;

(xx)                          make any capital expenditure in excess of $500,000 in the aggregate without consulting with Acquiror, except pursuant to commitments made prior to the date of this Agreement;

(xxi)                       fail to maintain in full force and effect any insurance policy, in each case on substantially the same terms as in effect on the date hereof;

(xxii)                    prepay any indebtedness or other similar arrangements so as to cause either Bank or the Company to incur any prepayment penalty thereunder;

(xxiii)                 take any action that is intended or is reasonably likely to result in (A) any of the conditions to the Merger set forth in this Agreement not being satisfied; or (B) a material violation of any provision of this Agreement;

(xxiv)                take any action or omit to take any action that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(xxv)                   agree to take, make any commitment to take, authorize or adopt any resolutions of the Company Board, or allow the board of any Company Subsidiary to take or adopt any resolutions of such board of any Company Subsidiary, in support of, any of the actions prohibited by this Section 5.2(b).

(c)                                  For purposes of Section 5.2(b), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to Charles Funk, Chief Executive Officer of Acquiror, Kevin Kramer, Chief Operating Officer of Acquiror, and Barry Ray, Chief Financial Officer of Acquiror, for permission to take any action otherwise prohibited by Section 5.2(b) and has provided Acquiror with information sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has failed to respond to such request within three (3) Business Days after Acquiror’s receipt of such request.

Section 5.3                                   Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance or the failure of any event to occur known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company or either Bank; or (b) would reasonably be expected to cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein. Acquiror and the Company shall each promptly advise the other party of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.  The Company shall promptly notify Acquiror of any notice or other communication from any party to any Company Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of the transactions contemplated by this Agreement.

Section 5.4                                   Shareholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the IBCA, Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval. The Company and Company Board will use their reasonable best efforts to obtain from its shareholders the votes in favor of the adoption of this Agreement required by the IBCA, including by recommending that its shareholders vote in favor of this Agreement and the Contemplated Transactions, and the Company and Company Board will not (a) withhold, withdraw, qualify or modify in a manner adverse to Acquiror or the ability of either party to consummate the Merger (or authorize or publicly propose or resolve to withhold, withdraw, qualify or modify in a manner adverse to Acquiror or the ability of either party to consummate the Merger) the Company Board’s recommendation to the Company’s shareholders that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger; (b) adopt, approve or recommend to shareholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve or recommend, an Acquisition Proposal; or (c) fail to publicly, finally and without qualification (i) recommend against any Acquisition Proposal; or (ii) reaffirm the Company Board’s recommendation set forth in clause (a) above, in each case, within ten (10) Business Days after such Acquisition Proposal is made public or any request by Acquiror to do so (which request may be made once per Acquisition Proposal (and any material change thereto)) (any such action, a “Company Adverse Recommendation”).  Notwithstanding the foregoing, prior to the receipt of the Company Shareholder Approval, the Company Board is permitted to make a Company Adverse Recommendation in accordance with Section 5.7.

Section 5.5                                   Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Joint Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Joint Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Joint Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 5.6                                   Operating Functions. The Company and the Banks shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operation of each of the Banks and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that the Surviving Entity is the owner of all insurance accounts after the Effective Time and that the Surviving Entity is the agent of record for all policies relating to such insurance accounts after the Effective Time.

Section 5.7                                   Acquisition Proposals.

(a)                                 The Company shall, and shall cause each of its Affiliates and its and their respective Representatives to immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company shall, and shall cause its Affiliates to, promptly request (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Acquisition Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information of the Company or its Affiliates in the possession of such Person or its Representatives pursuant to the provisions of any prior agreement between the Company and such Person.  The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under: (i) any standstill provision in any agreement to which the Company or any of its Affiliates is a party; or (ii) any confidentiality provision in any agreement to which the Company or any of its Affiliates is a party other than, with respect to this clause (ii), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, knowingly encourage or relate in any way to an Acquisition Proposal or a potential Acquisition Proposal.  The Company shall, and shall cause its Affiliates to, enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its Affiliates to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any Person other than Acquiror under any such provisions.

(b)                                 The Company agrees that it shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate, solicit, encourage or knowingly facilitate any inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any information, including any confidential or nonpublic information, or data to, or have any discussions with, any Person relating to, any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification of the terms and conditions of such Acquisition Proposal); or (ii) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, memorandum of understanding, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal; provided, that, if at any time after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company receives an unsolicited bona fide written Acquisition Proposal from a Person other than Acquiror after the execution of this Agreement that did not result from the Company’s, its Affiliate’s or their respective Representative’s breach of this Section 5.7, and, after considering the advice of its outside legal and financial advisors the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and that failure to take such actions would be inconsistent with the directors’ fiduciary duties under applicable Legal Requirements, the Company may: (A) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement at least as restrictive in all material respects on such Person as the Confidentiality Agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror concurrently with the time such information is provided or made available to such Person); and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal.

(c)                                  The Company shall promptly (and in no event later than one Business Day after receipt) notify Acquiror in writing in the event that the Company, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or a request for information relating to the Company or any of its Subsidiaries that is reasonably likely to lead to or that contemplates an Acquisition Proposal, including the identity of the Person making the Acquisition Proposal and the material terms and conditions thereof (including an unredacted copy of such Acquisition Proposal or, where such Acquisition Proposal is not in writing, a description of the terms thereof).  The Company shall keep Acquiror reasonably informed, on a current basis, as to the status of (including any developments, discussions or negotiations) such Acquisition Proposal (including by promptly (and in no event later than one Business Day after receipt) providing to Acquiror copies of any written correspondence, proposals, indications of interest, and/or draft agreements relating to such Acquisition Proposal).  The Company agrees that it and its Affiliates will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Acquiror in accordance with, or otherwise complying with, this Section 5.7.

(d)                                 Notwithstanding anything to the contrary set forth in Section 5.4, if prior to the Company Shareholders’ Meeting, but not after, in response to the receipt of a bona fide, unsolicited written Acquisition Proposal subsequent to the date of this Agreement, the Company Board determines in good faith, after consultation with its outside legal and financial advisors, that: (i) the Acquisition Proposal did not result from a breach of this Section 5.7; (ii) the Acquisition Proposal constitutes a Superior Proposal; and (iii) the failure to approve or recommend such Superior Proposal, or enter into a definitive agreement relating to such Superior Proposal, would be inconsistent with the directors’ fiduciary duties under applicable Legal Requirements, the Company Board may, subject to compliance with this Section 5.7, effect a Company Adverse Recommendation Change or terminate this Agreement; provided, however, that prior to so effecting a Company Adverse Recommendation Change or terminating this Agreement: (A) the Company has given Acquiror at least five Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including the terms and conditions of, and the identity of the Person making, any such Superior Proposal and has contemporaneously provided to Acquiror a copy of the Superior Proposal, a copy of any proposed acquisition agreements with respect thereto and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to Company, a written summary of the terms thereof); (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Acquiror during such notice period, to the extent Acquiror wishes to negotiate, to enable Acquiror to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; (C) upon the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Acquiror, and shall have determined, after consultation with its outside legal and financial advisors, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Acquiror were to be given effect and that the failure to approve or recommend such Superior Proposal, or enter into a definitive agreement relating to such Superior Proposal, would be inconsistent with the directors’ fiduciary duties under applicable Legal Requirements; and (D) in the event of any change to any of the material financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Acquiror an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence during which time the Company shall be required to comply with the requirements of this Section 5.7(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respects with its obligations under this Section 5.7.  Notwithstanding anything to the contrary contained herein, neither the Company nor any Subsidiary of the Company shall enter into any definitive agreement with respect to a Superior Proposal unless this Agreement has been terminated in accordance with its terms.

Section 5.8                                   Third Party Consents.  The Company will use its reasonable best efforts, and Acquiror shall reasonably cooperate with the Company at the Company’s request, to obtain all Third Party Consents and such other waivers or consents as otherwise required to be obtained from any Person in connection with the Merger and the transactions contemplated hereby, including such consents set forth in Section 3.4 of the Company Disclosure Schedules, and such waivers and consents shall be in such form and content as is approved by Acquiror and the Company.

Section 5.9                                   Conforming Accounting Adjustments. If requested by Acquiror, the Company shall, and shall cause each Bank to, consistent with GAAP, immediately prior to Closing, make such accounting entries as Acquiror may reasonably request in order to conform the accounting records of the Company and each Bank to the accounting policies and practices of Acquiror. No such adjustment shall by itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by the Company or either Bank of any adverse circumstances for purposes of determining whether the conditions to Acquiror’s obligations under this Agreement have been satisfied.  No adjustment required by Acquiror shall: (i) require any prior filing with any Regulatory Authority; or (ii) violate any applicable Legal Requirement.

Section 5.10                            Environmental Investigations.

(a)                                 Acquiror and its Representatives shall have the right, upon execution of a mutually agreeable site access agreement including customary and reasonable insurance coverage for the Company, to enter the Company’s and its Subsidiaries’ real property, whether leased or owned (at Acquiror’s sole cost and expense), but not the obligation or responsibility, to inspect any such real property, including conducting asbestos surveys and sampling, environmental assessments and investigation, and other non-invasive or non-destructive environmental surveys and analyses (“Environmental Inspections”) on or prior to sixty (60) days after the date of this Agreement. If any such Environmental Inspection reveals a Recognized Environmental Condition or material Business Environmental Risk as defined by the ASTM due diligence standard, further investigation (a “Secondary Investigation”) including test borings, soil, water, asbestos or other sampling, is deemed desirable by Acquiror, Acquiror shall: (i) notify the Company of any real property for which it seeks to conduct such a Secondary Investigation and the reasons for such Secondary Investigation; (ii) submit a work plan to the Company for such Secondary Investigation, for which Acquiror agrees to afford the Company the ability to comment on and Acquiror agrees to reasonably consider all such comments (and negotiate in good faith any such comments); and (iii) conclude such Secondary Investigation, on or prior to thirty (30) days after the date of receipt of the Company’s comments. Acquiror shall give reasonable notice to the Company of such Environmental Inspections and Secondary Investigations, and the Company may place reasonable restrictions on the time and place at which such Environmental Inspections and Secondary Investigations may be carried out. Acquiror and the Company will cooperate and use their reasonable best efforts to as promptly as possible conclude the Environmental Inspections and any Secondary Investigation.

(b)                                 Acquiror shall not have any liability to the Company or either Bank or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, Secondary Investigation or other environmental survey, except to the extent that Acquiror or it Representatives cause any environmental liability with respect thereto. Acquiror promptly shall deliver to the Company copies of any environmental report, engineering report, or property condition report prepared by Acquiror or any third party pursuant to this Section 5.10. Any results or findings of any Environmental Inspections will not be disclosed by Acquiror to any third party not affiliated with Acquiror, unless Acquiror is required by applicable Legal Requirements to disclose such information or the Company provides written consent to disclose such information (which shall not be unreasonably conditioned, withheld or delayed). If this Agreement is terminated, then except as otherwise required by applicable Legal Requirements, reports to any Regulatory Authority of the results of any Environmental Inspection, Secondary Investigation or other environmental survey shall be made by the Company in the exercise of its sole discretion and not by Acquiror. Acquiror shall make no such report prior to Closing unless required to do so by applicable Legal Requirements, and in such case will give the Company reasonable prior notice to enable the Company to review and comment on such proposed report and to make such report on behalf of the Company, at Company’s sole discretion.

(c)                                  If any past or present events, conditions or circumstances require further investigation, remedial or cleanup action under Environmental Laws at its properties (other than Bank OREO) involving an expenditure reasonably expected to exceed $1,500,000 based on estimates prepared by the consultant conducting the Environmental Inspections or Secondary Investigations, then (i) to the extent the aggregate expenditures with respect thereto are or are reasonably expected to be equal to or less than $10,000,000, the aggregate Per Share Merger Consideration shall be reduced at the Closing by the difference between $1,500,000 and the estimated amount of such expenditures; or (ii) to the extent the aggregate expenditures with respect thereto are or are reasonably expected to exceed $10,000,000, Acquiror may, at it sole option, elect by written notice to the Company to (A) cause the aggregate Per Share Merger Consideration to be reduced at the Closing by the difference between $1,500,000 and the estimated amount of such expenditures; or (B) terminate this Agreement.

(d)                                 The Company agrees to make available upon request to Acquiror and its Representatives all documents and other materials relating to environmental conditions of any Company real property, including the results of other environmental inspections and surveys to the extent such documents are in the possession or reasonable control of the Company. The Company also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with Acquiror and, at Acquiror’s cost and expense, shall be entitled to certify the same in favor of Acquiror and its Representatives and make all other data available to Acquiror and its Representatives.

Section 5.11                            Title Insurance.  In preparation for the Closing, as soon as reasonably practicable and in no event later than ten (10) Business Days following the date of this Agreement, the Company will request, with respect to each parcel of real property owned by the Company or any of its Subsidiaries (“Owned Real Property”) other than Bank OREO, a title commitment on a form of Owner’s Policy of Title Insurance reasonably acceptable to Acquiror (each a “Title Commitment,” collectively, the “Title Commitments”) issued by a title company selected by Acquiror (“Title Company”), committing to insure the Surviving Entity’s title in such parcel of Owned Real Property, other than Bank OREO, in the amount not less than the greater of (i) the appraised value of the property (if available) and (ii) the value at which the Company or the applicable Bank currently carries the property on its books. The Company will request on each Title Commitment that the so-called “standard printed exceptions” are deleted from the Title Commitment so the Surviving Entity will have extended coverage. The Company will cause the Title Company to deliver to the Surviving Entity, promptly after the Closing Date, an owners’ title insurance policy issued by the Title Company insuring the Surviving Entity’s title to each parcel of Owned Real Property other than Bank OREO consistent with the applicable Closing Title Commitment (as defined below) (each a “Title Policy,” collectively, the “Title Policies”), subject only to the Permitted Exceptions. The Company will pay the premium for each Title Policy prior to the Closing Date.

Section 5.12                            Surveys. Acquiror may, in its discretion, within forty-five (45) days after the date hereof, require the Company to provide, at the Company’s expense and as soon as practicable prior to the Closing, a current American Land Title Association survey of any or all parcels of real property owned by the Company and its Subsidiaries, other than property carried as OREO, disclosing no survey defects that would materially impair the use thereof for the purposes for which it is held or materially impair the value of such property.

Section 5.13                            Redemption of 2021 Sub-Debt. Subject to receipt of any approvals required from any Regulatory Authorities to either provide the necessary funding or effect the redemption, the Company will redeem all outstanding debentures included in the 2021 Sub-Debt immediately prior to the Effective Time. In connection therewith, the Company shall take all actions as may be reasonably required in order to obtain any required approvals.

Section 5.14         Interim Financial Statements.

(a)           From and after the date hereof, the Company shall provide Acquiror within ten (10) Business Days of the end of such month with (i) an unaudited unconsolidated balance sheet of the Company’s Subsidiaries as of the end of each calendar month, and an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the end of each calendar quarter; (ii) an unaudited unconsolidated balance sheet of the Company as of the end of each calendar month; (iii) the unaudited AOCI of the Company as of the end of each calendar month; and (iv) the unaudited general ledger of the Company as of the end of each calendar month (collectively, the “Unaudited Monthly Financial Statements”). The Unaudited Monthly Financial Statements shall (A) be prepared from, and in accordance with, the books and records of the Company and its Subsidiaries; (B) be prepared in accordance with GAAP; and (C) with respect to the foregoing clauses (i) and (ii), fairly present in all material respects the consolidated results of operations, and consolidated financial position of the Company and the Company’s Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject to recurring year-end audit adjustments normal in nature and amount).

(b)           The Company shall, and shall cause the Company’s independent auditor to, cooperate with Acquiror in connection with the preparation of financial statements, if any, of the Company and pro forma financial statements that Acquiror may file with the SEC.

Section 5.15         Pre-Closing Dispositions. The Company will use commercially reasonable efforts to effect the sale or transfer of the assets set forth on Section 5.15 of the Company Disclosure Schedules (each sale or transfer, a “Pre-Closing Disposition” and collectively, the “Pre-Closing Dispositions”). The terms on which each Pre-Closing Disposition is effected (including the documentation with respect thereto and the financial viability of the transferee) shall be subject to Acquiror’s prior written approval, which shall be not be unreasonably withheld, and, except as approved in writing by Acquiror, shall (a) provide for the transferee to assume all liabilities related to the transferred assets; (b) have no recourse to the Company, Acquiror, the Surviving Entity or any of their Subsidiaries after the transfer; and (c) shall include such other terms as set forth on Section 5.15 of the Company Disclosure Schedules with respect to such Pre-Closing Disposition.

ARTICLE 6
ACQUIROR’S COVENANTS

Section 6.1                                   Operation of Acquiror and Acquiror Subsidiaries. Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of the Company, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall not, and shall cause each of its Subsidiaries not to: (a) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; or (b) agree to take, make any commitment to take, or adopt any resolutions of Acquiror Board in support of, any of the actions prohibited by this Section 6.1.

Section 6.2                                   Acquiror Shareholders’ Meeting.  Subject to the other provisions of this Agreement, Acquiror shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with Nasdaq Rule 5635(a), the Acquiror Articles of Incorporation and the Acquiror Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) for the purpose of obtaining the Acquiror Shareholder Approval.  Acquiror and the Acquiror Board will use their reasonable best efforts to obtain from Acquiror’s shareholders the votes in favor of the Acquiror Stock Issuance, including by recommending that its shareholders vote in favor of the proposal, and Acquiror and the Acquiror Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) such recommendation to Acquiror’s shareholders.

Section 6.3                                   Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Joint Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Joint Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 6.4                                   Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and each of the Banks in connection with planning for the efficient and orderly combination of the parties and the operation of each of the Banks and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.

Section 6.5                                   Indemnification.

(a)                                 From and for a period of six (6) years after the Effective Time, the Surviving Entity shall indemnify, defend and hold harmless, to the fullest extent permitted under applicable Legal Requirements, each current or former director, officer and employee of the Company or any of its Subsidiaries (each, an “Indemnified Party”), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim or Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time. The Surviving Entity shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

(b)                                 Any Indemnified Party wishing to claim indemnification under Section 6.5(a), upon learning of any claim for indemnification pursuant thereto, shall promptly notify Acquiror thereof; provided, however, that failure to so notify will not affect the obligations of the Surviving Entity under Section 6.5(a) unless and to the extent that the Surviving Entity is actually prejudiced as a consequence. In the event of any such legal action (whether arising before or after the Effective Time): (i) the Surviving Entity shall have the right to assume the defense thereof and the Surviving Entity shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Entity elects in writing not to assume such defense, Indemnified Parties may retain counsel satisfactory to them, and the Surviving Entity shall pay all reasonable fees and expenses of such counsel for Indemnified Parties promptly as statements therefor are received; provided, however, that in such instance the Surviving Entity shall be obligated pursuant to this Section 6.5(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) Indemnified Parties will cooperate in the defense of any such claim for indemnification; and (iii) the Surviving Entity shall not be liable for any settlement effected without its prior written consent; and provided, further, that the Surviving Entity shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated under Section 6.5(a) is prohibited by applicable Legal Requirements.

(c)                                  Prior to the Effective Time, the Company shall obtain and Acquiror shall fully pay the premium for the extension of the Company’s directors’ and officers’ liability insurance policies set forth on Schedule 6.5(c) of the Company Disclosure Schedule (complete and accurate copies of which have been heretofore delivered or made available to Acquiror) (the “Existing D&O Policy”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Existing D&O Policy for a period of six (6) years after the Effective Time; provided, that, Acquiror shall not be required to pay in the aggregate more than 250% of the amount of the aggregate annual premium paid by the Company for the current policy term for such policy, which annual premium is set forth on Schedule 6.5(c) of the Company Disclosure Schedules.  It is understood and agreed that if the aggregate premiums for the coverage set forth in this Section 6.5(c) would exceed such 250% amount, Acquiror shall be obligated to pay for the maximum available coverage as may be obtained by the Company for such 250% amount.

(d)                                 If the Surviving Entity or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, the Surviving Entity shall cause proper provision to be made so that the successor and assign of the Surviving Entity assumes the obligations set forth in this Section 6.5.

(e)                                  The provisions of this Section 6.5 shall survive consummation of the Merger and the Bank Mergers and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.6                                   Board Representation. Acquiror shall take all appropriate action, subject to and in accordance with the Acquiror Articles of Incorporation, the Acquiror Bylaws, Acquiror Board policies and applicable Legal Requirements, to appoint two (2) individuals to Acquiror Board who are designated by the Company, by a vote of at least 75% of the Company Board, and are agreeable to Acquiror.  One of the individuals so designated by the Company must not be a current officer, director or shareholder of the Company and shall have an established history in the Dubuque, Iowa business community.  One individual will be designated to serve as a Class I director and the other individual will be designated to serve as a Class II director, with the class assignments determined by Acquiror, in each case, effective immediately upon the effectiveness of the Merger.

Section 6.7                                   Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall, as of the date hereof, authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Contemplated Transactions.

Section 6.8                                   Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Global Select Market prior to the Closing Date.

Section 6.9                                   Assumption of 2023 Sub-Debt. Upon the Effective Time, Acquiror shall assume the due and punctual performance and observance of the covenants to be performed by the Company under the 2023 Sub-Debt, including the due and punctual payment of the principal and interest on the 2023 Sub-Debt.  In connection therewith, Acquiror and the Company shall execute and deliver any documents as may be reasonably required in order to make such assumptions effective.

ARTICLE 7
COVENANTS OF ALL PARTIES

Section 7.1                                   Regulatory Approvals. Acquiror and the Company and their respective Subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible prepare, but in no event later than thirty (30) days following the date hereof, file, effect and obtain all Requisite Regulatory Approvals. Each of Acquiror and the Company will have the right to review in advance the public, non-confidential portions of all substantive written information submitted to any Regulatory Authority in connection with the Requisite Regulatory Approvals, and to the extent practicable, each will consult with the other, in each case subject to applicable Legal Requirements relating thereto. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will keep the other party reasonably apprised of the status of material matters relating to completion of the Contemplated Transactions. Acquiror and the Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Regulatory Authority in connection with the Contemplated Transactions.

Section 7.2                                   SEC Registration. As soon as practicable following the date of this Agreement, but in no event later than sixty (60) days following the date hereof, the Company and Acquiror shall prepare and file with the SEC the Joint Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included. Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Joint Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Capital Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Joint Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s shareholders and to Acquiror’s shareholders. Acquiror shall make all necessary filings required to be made under the Securities Act, the

Exchange Act, any applicable foreign or state securities or “blue sky” Legal Requirements and the rules and regulations thereunder in connection with the Merger and the issuance of Acquiror Common Stock in connection with the Per Share Merger Consideration.

Section 7.3                                   Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules.

Section 7.4                                   Reasonable Best Efforts; Cooperation. Each of Acquiror and the Company agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor the Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Acquiror and the Company will, and will cause each Subsidiary of Acquiror and the Company, respectively, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

Section 7.5                                   Tax Free Reorganization.

(a)                                 The parties intend that the Merger qualify as a nontaxable reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income Tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their respective Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time, the Surviving Entity shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its U.S. federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)                                 As of the date hereof, the Company does not know of any reason: (i) why it would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Sections 8.8 and 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Sections 8.8 and 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.

(c)                                  As of the date hereof, Acquiror does not know of any reason: (i) why it would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Sections 8.8 and 9.8, certificates substantially in compliance with the IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Sections 8.8 and 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.

Section 7.6                                   Employees and Employee Benefits.

(a)                                 To the extent reasonably requested by Acquiror, which request shall be made to the Company at least forty-five (45) days before the Closing Date, and to the extent permitted by the terms of such Company Benefit Plan, the Company or either Bank, as appropriate, shall use its reasonable best efforts to execute and deliver such instruments and take such other actions as Acquiror may reasonably request in order to cause the amendment or termination of any Company Benefit Plan on terms reasonably satisfactory to Acquiror and in accordance with applicable Legal Requirements and, except as may be otherwise provided herein, effective no later than the Effective Time, and provided that the winding up of any such plan may be completed following the Closing Date, provided further that the Company or such Bank has used its commercially reasonable efforts to complete the winding up of any such plan prior to the Closing Date.

(b)                                 All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing.  Following the Closing, Acquiror shall maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as the Surviving Entity shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan).

(c)                                  For the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, that such recognition of prior service (i) is permitted by the terms of the applicable New Plan, or Acquiror can reasonably amend the terms of such plan to permit such recognition; (ii) is permitted by applicable Legal Requirements; and (iii) shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(d)                                 In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e)                                  As of the Effective Time, Acquiror shall assume the severance plans and related agreements set forth on Section 7.6(e) of the Company Disclosure Schedules (collectively, the “Severance Plan”), and honor all obligations of the Company thereunder; provided, however, Acquiror shall not assume the Severance Plan or any obligation that would be owing thereunder in connection with any merger, consolidation, business combination, share exchange, sale of assets or other similar transaction involving Acquiror or any of its Subsidiaries other than the Merger and the transactions contemplated herein.

(f)                                   Any Company employee who has or is party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides for a payment or other severance benefit triggered by the Merger under such employment agreement, severance agreement, change in control agreement or any other agreement or arrangement (a “CIC Payment”) (for purposes of clarity, the term CIC Payment shall not include an acceleration of vesting due to the Merger under a salary continuation agreement or other non-qualified deferred compensation plan) shall not receive any severance benefits pursuant to the Company’s non-executive change in control severance plans or any policy or plan of Acquiror or the Surviving Entity, but will receive the CIC Payment to the extent it is required to be paid under such agreement; provided, that, on or before the Closing Date the Company will take all steps necessary to ensure that in the event that the amounts of the CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then the amounts of the CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

(g)                                  To the extent requested in writing by Acquiror, immediately prior to Closing, the Company shall make such payments designated in writing by Acquiror pursuant to any Company Benefit Plan.

Section 7.7                                   Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Agreement; and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the transactions contemplated by this Agreement.

Section 7.8                                   Section 16 Matters. Prior to the Effective Time, the parties will each take such steps as may be necessary or appropriate to cause any acquisitions or dispositions of Acquiror Common Stock resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9                                   Shareholder Litigation. Each of the Company and Acquiror shall give the other party prompt notice of any litigation against the Company, Acquiror, as applicable, or any of their respective directors or officers relating to the Contemplated Transactions.  The Company shall give Acquiror the opportunity to participate, at Acquiror’s cost, in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed.  For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party, consistent with the common interest of the Company and Acquiror in these matters and the applicable privileges and protections provided therein, and the non-litigating party may offer comments or suggestions with respect to the litigation and any documents to be prepared or filed in connection therewith, which will be reasonably considered in good faith by the litigating party.

Section 7.10                            Dividends.  Acquiror and the Company acknowledge and agree that, subject to the Company’s compliance with all Legal Requirements before and after each applicable dividend payment, including obtaining any approvals required pursuant to applicable Legal Requirements, the Company shall be permitted to declare and pay to its shareholders with respect to the Company Common Stock: (a) regularly scheduled quarterly dividends that, in the aggregate, do not to exceed $94.11 per share for the period of time from January 1, 2018 through December 31, 2018; (b) to the extent applicable, regularly scheduled quarterly dividends for the first and second calendar quarters of 2019 that do not to exceed (i) with respect to the first calendar quarter of 2019, an amount equal to the product of (A) $23.5275 per share, multiplied by (B) the Quarterly Ratio; and (ii) to the extent the Closing does not occur on or prior to March 31, 2019, then with respect to the second calendar quarter of 2019, an amount equal to the product of (A) $23.5275 per share, multiplied by (B) the Quarterly Ratio; (c) a one-time special dividend to holders of Company Common Stock in an aggregate amount equal to $907.8452 per share (the “Special Dividend”), at a time prior to the Closing as determined by the Company; and (d) a special dividend of the Net Proceeds (as defined in Section 5.15 of the Company Disclosure Schedules) to the Company in connection with the Pre-Closing Dispositions set forth in Paragraph 2 of Section 5.15 of the Company Disclosure Schedules.

Section 7.11                            TRUPS Assumption.  Upon the Effective Time and subject to the terms and conditions set forth herein: (a) the Surviving Entity will assume the due and punctual performance and observance of the Company’s covenants, agreements and obligations under and relating to the trust preferred securities (the “Company Trust Preferred Securities “) issued by the Company Trusts, including the due and punctual payment of interest on all of the obligations of the Company pursuant to the junior subordinated debentures issued by the Company to the Company Trusts (such transfer and assumption as described in clause (a), the “TRUPS Assumption “); (b) the Surviving Entity will cause the Company Trusts to discharge their obligations with respect to the Company Trust Preferred Securities arising after the Effective

Time in accordance with the terms and conditions of the agreements related to the Company Trust Preferred Securities and the TRUPS Assumption; and (c) the Surviving Entity and the Company shall execute and deliver, or cause to be delivered, a supplemental indenture, in a form satisfactory to the trustee of the Company Trusts, to effectuate the TRUPS Assumption, for each of the Company Trusts, and any and all other documentation and consents, including opinions of counsel, required by the trustee of the Company Trusts to make such assumptions effective.

Section 7.12                            Termination of 401(k) Plan.  Prior to the Effective Time and subject to the consummation of the Merger, the Company shall cause to be adopted resolutions of the Company Board, and shall take all other steps necessary, to terminate, and/or terminate its participation in, any and all Company Benefit Plans intended to comply with Section 401(k) of the Code (collectively, the “401(k) Plan”). Such termination shall be effective no later than immediately preceding the Effective Time. In furtherance thereof, the Company agrees that Acquiror shall be authorized and permitted to appoint a committee (the “Committee”), if necessary, to serve from and after the Effective Time to complete all administration related to the termination of the 401(k) Plan not completed prior to the Effective Time, and to serve as plan administrator of any 401(k) Plan. The Company further agrees with respect to any 401(k) Plan being terminated: (a) to amend the 401(k) Plan, as necessary, to accomplish the termination and reserve the power in the Committee to further amend the 401(k) Plan following the date of termination to the extent necessary to comply with all applicable Legal Requirements or to facilitate the termination thereof and obtain from the IRS a favorable determination letter as to the effect of the termination on the qualified status of the 401(k) Plan; (b) authorize the filing of the 401(k) Plan by the Committee with the IRS for a determination letter as to the effect of the termination on the qualified status of the 401(k) Plan, and authorize the payment of the application fee in connection therewith; and (c) provide for the distribution of benefits from the 401(k) Plan as permitted under applicable Legal Requirements in connection with such termination after receipt of such favorable determination letter. Following the effective date of the termination of the 401(k) Plan, no distributions shall be made from the 401(k) Plan except: (i) as may be required by applicable Legal Requirements; or (ii) in accordance with the terms of the 401(k) Plan regarding distributable events in the ordinary course other than due to such termination of the 401(k) Plan (e.g., retirement or termination of employment), until receipt of such favorable determination letter.

Section 7.13                            MidWestOne Foundation Donation.  The Company agrees to make a donation of $800,000 to the MidWestOne Foundation, which will be payable at or prior to the Closing.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR

The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):

Section 8.1                                   Accuracy of Representations and Warranties. (a) Each of the representations and warranties of the Company set forth in Section 3.1, Section 3.3, and Section

3.21 shall be true and correct  in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); (b) each of the representations and warranties of the Company set forth in Section 3.5(a) shall be true and correct in all respects (except for inaccuracies which are de minimis in amount and effect) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); and (c) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (b), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 8.2                                   Performance by the Company. The Company shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date and shall have obtained and provided to Acquiror copies of all Third Party Consents and such other waivers or consents referenced in or required pursuant to Section 5.8.

Section 8.3                                   Shareholder Approvals. Each of the Company Shareholder Approval and the Acquiror Shareholder Approval shall have been obtained.

Section 8.4                                   No Proceedings, Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No Legal Requirement shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.

Section 8.5                                   Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Acquiror Board to materially restrict or burden, or impair in any material respect the benefits of the Contemplated Transactions to, or require a materially burdensome modification of, the businesses, activities, governance, legal structure, capital structure, compensation or fee arrangements of the Surviving Entity or its Subsidiaries.

Section 8.6                                   Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 8.7                                   Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Sections 8.1 and 8.2.

Section 8.8                                   Tax Opinion. Acquiror shall have received a written opinion of Shapiro Bieging Barber Otteson LLP in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

Section 8.9                                   Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 8.10                            No Material Adverse Effect. From the date of this Agreement to the Closing, no Material Adverse Effect shall have occurred with respect to the Company or any of its Subsidiaries.

Section 8.11                            Redemption of 2021 Sub-Debt.  The Company shall have completed the redemption of all outstanding debentures included in the 2021 Sub-Debt in accordance with Section 5.13 and the terms of such debentures and agreements related thereto.

Section 8.12                            Dissenting Shares.  The total number of outstanding shares of Company Common Stock with respect to which the holders thereof have duly exercised their dissenters’ rights under the IBCA shall not exceed 7.5% of the outstanding shares of Company Common Stock.

Section 8.13                            Lock-Up Agreements.  The Lock-Up Agreements executed contemporaneously with the execution of this Agreement shall not have been terminated and shall remain in full force and effect.

Section 8.14                            Pre-Closing Dispositions.  The Company shall have consummated the Pre-Closing Dispositions in accordance with Section 5.15.

Section 8.15                            Other Documents.  The Company shall have delivered to Acquiror all other instruments and documents that Acquiror or its counsel may reasonably request to effectuate the transactions contemplated hereby.

ARTICLE 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

Section 9.1                                   Accuracy of Representations and Warranties. (a) Each of the representations and warranties of Acquiror set forth in Section 4.1, Section 4.3, and Section 4.13 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); (b) each of the representations and warranties of Acquiror set forth in Section 4.5(a) shall be true and correct in all respects (except for inaccuracies which are de minimis in amount and effect) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); and (c) each of the other representations and warranties of Acquiror set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (b), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 9.2                                   Performance by Acquiror. Acquiror shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 9.3                                   Shareholder Approvals. Each of the Company Shareholder Approval and the Acquiror Shareholder Approval shall have been obtained.

Section 9.4                                   No Proceedings; No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No Legal Requirement shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.

Section 9.5                                   Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Acquiror Board to materially restrict or burden, or impair in any material respect the benefits of the Contemplated Transactions to, or require a materially burdensome modification of, the businesses, activities, governance, legal structure, capital structure, compensation or fee arrangements of the Surviving Entity or its Subsidiaries.

Section 9.6                                   Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 9.7                                   Officers’ Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Sections 9.1 and 9.2.

Section 9.8                                   Tax Opinion. The Company shall have received a written opinion of RSM US LLP, tax accountants to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

Section 9.9                                   Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 9.10                            No Material Adverse Effect. From the date of this Agreement to the Closing, no Material Adverse Effect shall have occurred with respect to Acquiror or any of its Subsidiaries.

ARTICLE 10
TERMINATION

Section 10.1                            Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or Acquiror:

(a)                                 by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

(b)                                 by Acquiror if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.7, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 8 and such breach or failure to perform has not been or cannot be cured on or prior to the earlier of two (2) Business Days prior to the Termination Date and thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform;

(c)                                  by the Company if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 9 and such breach or failure to perform has not been or cannot be cured on or prior to the earlier of two (2) Business Days prior to the Termination Date and thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform;

(d)                                 by Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority; or (iii)(A) if the Company Shareholder Approval is not obtained or (B) the Acquiror Shareholder Approval is not obtained, each following the Company Shareholders’ Meeting or the Acquiror Shareholders’ Meeting, respectively; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clause (iii) above and such failure constitutes a material breach of this Agreement;

(e)                                  by Acquiror or the Company if the Effective Time shall not have occurred at or before June 30, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date and such failure constitutes a material breach of this Agreement;

(f)                                   by Acquiror or the Company if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(g)                                  by Acquiror if the Company makes a Company Adverse Recommendation or if the Company materially breaches any of its obligations under Section 5.4 or Section 5.7; or

(h)                                 by the Company pursuant to Section 5.7(d);

(i)                                     by Acquiror pursuant to Section 5.10(c);

(j)                                    by the Company, if both of the following conditions are satisfied on the Determination Date, such termination to be effective on the tenth (10th) day following the Determination Date: (i) the Final Acquiror Market Value is less than $26.60; and (ii) the number obtained by dividing the Final Acquiror Market Value by the Initial Acquiror Market Value shall be less than the Index Ratio multiplied by 0.80; subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 10.1(j), it shall give written notice thereof to Acquiror within two (2) Business Days. During the five (5) Business Day period commencing with its receipt of such notice, Acquiror shall have the option to increase the Per Share Stock Consideration to equal the lesser of (x) a quotient, the numerator of which is equal to the product of (A) the Initial Acquiror Market Value; (B) the Per Share Stock Consideration; and (C) the Index Ratio multiplied by 0.80 and the denominator of which is equal to the Final Acquiror Market Value; or (y) the quotient determined by dividing the Initial Acquiror Market Value by the Final Acquiror Market Value, and multiplying the quotient by the product of the Per Share Stock Consideration and 0.80. If within such five (5) Business Day period, Acquiror delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the revised Per Share Stock Consideration, then no termination shall have occurred pursuant to this Section 10.1(j), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Per Share Stock Consideration shall have been so modified).  If Acquiror or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(j).

For purposes of this Agreement, the following terms shall have the following meanings:

“Determination Date” means the first date on which all Requisite Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).

“Final Acquiror Market Value” means the weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the twenty (20) consecutive trading days immediately preceding the Determination Date.

“Final Index Price” means the average of the daily closing value of the Index for the twenty (20) consecutive trading days immediately preceding the Determination Date.

“Index” means the NASDAQ Bank Index or, if such index is not available, such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Acquiror Market Value” means $33.25, adjusted as indicated in the last sentence of Section 10.1(j).

“Initial Index Price” means $4,315.63, adjusted as indicated in the last sentence of Section 10.1(j).

Section 10.2                            Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and, subject to Section 10.3, there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective Representatives, except that: (a) the Confidentiality Agreement, this Section 10.2, Section 10.3 and Article 11 shall survive such termination and abandonment; and (b) no such termination shall relieve the breaching party from liability for fraud, or any willful and material inaccuracy in or willful material breach of any representation, or any willful material breach of any warranty, covenant or other provision contained in this Agreement.

Section 10.3                            Fees and Expenses.

(a)                                 Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Acquiror and the Company.

(b)                                 If this Agreement is terminated by Acquiror pursuant to Section 10.1(g) or by the Company pursuant to Section 10.1(h), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, the amount of $7,600,000 (the “Termination Fee”) plus all documented out-of-pocket expenses incurred by Acquiror in connection with the Contemplated Transactions, provided that the aggregate amount of all such expenses shall not exceed $1,000,000 (the “Acquiror Expenses”), by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c)                                  If, after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or the Company Board or has been made directly to its shareholders generally or any Person shall have publicly announced an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated (A) by Acquiror pursuant to Section 10.1(b) as a result of a material breach; (B) by Acquiror or the Company pursuant to Section 10.1(e) (if the Company Shareholder Approval has not theretofore been obtained but all other conditions set forth in Article 9 are satisfied or were capable of being satisfied prior to such termination); or (C) by the Company or Acquiror pursuant to Section 10.1(d)(iii)(A); and (ii) within twelve (12) months after such termination the Company shall enter into a definitive written agreement or consummate a transaction with any Person (other than Acquiror and its Affiliates) with respect to an Acquisition Proposal, then, in each case, whether or not relating to the same Acquisition Proposal referenced above, the Company shall pay to Acquiror, within ten (10) Business Days of the earlier of (x) the execution of such definitive agreement; or (y) the date such transaction is consummated, as applicable, the Termination Fee and the Acquiror Expenses (less the amount of funds, if any, previously paid by the Company to Acquiror pursuant to Section 10.3(b)) by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(l), except that references in that Section to “15%” shall be replaced by “50%.”

(d)                                 Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee and Acquiror Expenses are or become payable pursuant to Section 10.3(b) or Section 10.3(c), Acquiror’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee and the Acquiror Expenses pursuant to Section 10.3(b) or Section 10.3(c), as applicable, and except as provided in Section 10.3(b) in the case of fraud or willful breach of this Agreement, upon payment in full of such amount, none of Acquiror or any of its Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the transactions contemplated hereby.  The Company shall not be required to pay the Termination Fee or the Acquiror Expenses on more than one occasion.

ARTICLE 11
MISCELLANEOUS

Section 11.1                            Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

Section 11.2                            Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Iowa applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Iowa solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over such party and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by applicable Legal Requirements shall be valid and sufficient service thereof.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

Section 11.3                            Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.5, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.4                            Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Shareholder Approval and/or the Acquiror Shareholder Approval is obtained; provided, however, that after the Company Shareholder Approval and/or the Acquiror Shareholder Approval is obtained, there may not be, without further approval of the Company’s shareholders and/or Acquiror’s shareholders, respectively, any amendment of this Agreement that requires further approval under applicable Legal Requirements.  This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

Section 11.5                            Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Article 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 11.6                            Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include facsimile communication and electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by facsimile (with confirmation) or electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to:

MidWestOne Financial Group, Inc.
102 South Clinton Street
Iowa City, Iowa 52240
Telephone:	(319) 356-5858
Facsimile:	(319) 356-5849
Attention:	Charles N. Funk (cfunk@midwestone.com)

with copies, which shall not constitute notice, to:

Shapiro Bieging Barber Otteson LLP
7979 East Tufts Avenue, Suite 1600
Denver, Colorado 80237
Telephone:	(720) 488-5425
Facsimile:	(720) 488-7711
Attention:	Christian Otteson (cotteson@sbbolaw.com)

If to the Company, to:

ATBancorp
895 Main Street
Dubuque, Iowa 52001
Telephone:	(563) 582-1841
Facsimile:	(563) 583-5041
Attention:	Nicholas J. Schrup III (nschrup@americantrust.com)

with copies, which shall not constitute notice, to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 W. Madison Street, Suite 3900
Chicago, Illinois 60606
Telephone:	(312) 984-3100
Facsimile:	(312) 984-3150
Attention:	Robert M. Fleetwood (robert.fleetwood@bfkn.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, three (3) Business Days after deposit with the U.S. Postal Service; and (d) if by facsimile, on the next Business Day.

Section 11.7                            Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8                            Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

Section 11.9                            Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10                     Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate; and (b) any requirement under any Legal Requirement to post security as a prerequisite to obtaining equitable relief.

Section 11.11                     Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

ARTICLE 12
DEFINITIONS

Section 12.1                            Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

(a)                                 “2021 Sub-Debt” means the outstanding Subordinated Debentures of the Company bearing a fixed annual rate per annum of 6.50% and maturing September 15, 2021, in the aggregate principal amount of $9,600,000.

(b)                                 “2023 Sub-Debt” means the outstanding Subordinated Debentures of the Company bearing a fixed annual rate per annum of 6.50% and maturing May 31, 2023, in the aggregate principal amount of $10.835.000.

(c)                                  “Acquiror Articles of Incorporation” means the amended and restated articles of incorporation of Acquiror, as amended.

(d)                                 “Acquiror Bank” means MidWestOne Bank, an Iowa state chartered bank headquartered in Iowa City, Iowa, and a wholly-owned subsidiary of Acquiror.

(e)                                  “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

(f)                                   “Acquiror Board” means the board of directors of Acquiror.

(g)                                  “Acquiror Bylaws” means the second amended and restated bylaws of Acquiror, as amended.

(h)                                 “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

(i)                                     “Acquiror Common Stock” means the common stock, 1.00 par value per share, of Acquiror.

(j)                                    “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(k)                                 “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since December 31, 2015.

(l)                                     “Acquiror Shareholder Approval” means the approval by the shareholders of Acquiror of the Acquiror Stock Issuance.

(m)                             “Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.

(n)                                 “Acquiror Stock Plans” means the MidWestOne Financial Group, Inc. 2017 Equity Incentive Plan.

(o)                                 “Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Acquiror and its Subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions, (i) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries; (ii) any acquisition of 15% or more of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company; (iii) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing 15% or more of the consolidated assets, revenues or net income of the Company or any of its Subsidiaries; (iv) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more to the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company; or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is 15% or more.

(p)                                 “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

(q)                                 “ALLL” means, with respect to either Bank, such Bank’s allowance for loan and lease losses.

(r)                                    “AOCI” means the accumulated other comprehensive income of the Company, determined in accordance with GAAP consistently applied and in accordance with the books and records of the Company.

(s)                                   “Bank A” means American Trust & Savings Bank, an Iowa state chartered bank headquartered in Dubuque, Iowa, and a wholly-owned Subsidiary of the Company.

(t)                                    “Bank B” means American Bank & Trust Wisconsin, a Wisconsin state chartered bank headquartered in Cuba City, Wisconsin and a wholly-owned Subsidiary of the Company.

(u)                                 “Bank” means Bank A or Bank B individually (collectively the “Banks”).

(v)                                 “Business Day” means any day except Saturday, Sunday and any day on which banks in Iowa City, Iowa, or Dubuque, Iowa are authorized or required by law or other government action to close.

(w)                               “Closing Acquiror Common Stock Price” means the volume weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the twenty (20) consecutive trading days immediately preceding the Closing Date.

(x)                                 “Code” means the Internal Revenue Code of 1986.

(y)                                 “Company Articles of Incorporation” means the Articles of Incorporation of the Company, as amended.

(z)                                  “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or any beneficiary thereof.

(aa)                          “Company Board” means the board of directors of the Company.

(bb)                          “Company Bylaws” means the Bylaws of the Company, as amended and restated.

(cc)                            “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock, collectively.

(dd)                          “Company Common Stock” means the common stock, no par value per share, of the Company.

(ee)                            “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code.

(ff)                              “Company Trusts” means ATBancorp Statutory Trust I and ATBancorp Statutory Trust II (each individually, a “Company Trust”).

(gg)                            “Company Shareholder Approval” means the adoption and approval of this Agreement by the shareholders of the Company, in accordance with the IBCA and Company Articles of Incorporation.

(hh)                          “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the performance by Acquiror and the Company of their respective covenants and obligations under this Agreement; and (iii) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and cash in exchange for shares of Company Common Stock.

(ii)                                  “Contract” means any agreement, contract, option, obligation, promise or understanding (whether written or oral and whether express or implied): (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(jj)                                “Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

(kk)                          “CRA” means the Community Reinvestment Act of 1997.

(ll)                                  “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.

(mm)                  “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(nn)                          “DOL” means the U.S. Department of Labor.

(oo)                          “Environment” means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

(pp)                          “Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, order, permit or other legally binding requirement applicable to the business or assets of the Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

(qq)                          “ERISA” means the Employee Retirement Income Security Act of 1974.

(rr)                                “Exchange Act” means the Securities Exchange Act of 1934.

(ss)                              “FDIC” means the Federal Deposit Insurance Corporation.

(tt)                                “Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.

(uu)                          “GAAP” means generally accepted accounting principles in the U.S., consistently applied.

(vv)                          “Hazardous Materials” means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

(ww)                      “IBCA” means the Iowa Business Corporation Act.

(xx)                          “IRS” means the U.S. Internal Revenue Service.

(yy)                          “Joint Proxy Statement” means a proxy statement prepared by Acquiror and the Company for use in connection with the Acquiror Shareholders’ Meeting and the Company Shareholders’ Meeting, all in accordance with the rules and regulations of the SEC.

(zz)                            “Knowledge” means the actual knowledge of those individuals set forth in Section 12.1(zz) of the Company Disclosure Schedules, with respect to the Company, and Section 12.1(zz) of the Acquiror Disclosure Schedules, with respect to Acquiror.  For purposes of this definition, the individuals set forth in Section 12.1(zz) of the Company Disclosure Schedules and Section 12.1(zz) of the Acquiror Disclosure Schedules shall be deemed to have actual knowledge of facts that would be reasonably expected to come to the attention of such individual in the course of the management reporting practices of the Company or Acquiror, as applicable.

(aaa)                   “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

(bbb)                   “Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, license, pledge, charge, security interest, encumbrance, covenant, easement, right of way, restriction on disposition or transfer, voting or other similar agreement, or other adverse claim, limitation or restriction of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

(ccc)                      “Material Adverse Effect” as used with respect to a party, means an event, circumstance, development, change, effect or occurrence which, individually or together with any other event, condition or circumstance, change, effect or occurrence: (i) is materially adverse to the business, financial condition, assets, properties, liabilities, rights, obligations or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs or delays, or reasonably could be expected to materially impair or delay, the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided, that, in the case of clause (i) only, in determining whether a Material Adverse Effect has occurred, there shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or governmental authorities; (B) changes in GAAP or regulatory accounting requirements or the enforcement, implementation or interpretation thereof; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, armed hostilities or terrorism, or the escalation or worsening thereof, or the occurrence of any military or terrorist attack upon or within the U.S.; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; (F) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance, but not, in any such case, including the underlying causes thereof; (G) the announcement of the Contemplated Transactions; or (H) any natural or man-made disaster or acts of God; except with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(ddd)                   “Nasdaq Rules” means the listing rules of the Nasdaq Global Select Market.

(eee)                      “Order” means any award, decision, injunction, judgment, order, ruling, decree, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(fff)                         “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.

(ggg)                      “OREO” means real estate owned by a Person and designated as “other real estate owned.”

(hhh)                   “PBGC” means the U.S. Pension Benefit Guaranty Corporation.

(iii)                               “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(jjj)                            “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(kkk)                   “Quarterly Ratio” means, with respect to the calculation of a quarterly dividend payment, a fraction the numerator of which shall be the number of days elapsed in the then-current calendar quarter through and including the earlier of the Closing Date and the last day of the calendar quarter, and the denominator of which is the actual number of days in the calendar quarter in which such dividend is declared.

(lll)                               “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Joint Proxy Statement.

(mmm)       “Regulatory Authority” means any federal, state, local, municipal, county, national, foreign, international or multinational government or governmental or regulatory body, agency, court, arbitrator or authority, including any department, court, commission, bureau, administrative agency or regulatory body of any of the foregoing or any non-governmental regulatory body that provides standards for certification.

(nnn)                   “Representative” means with respect to a particular Person, any shareholder, director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(ooo)                   “Requisite Regulatory Approvals” means all necessary documentation, applications, notices, petitions, filings, permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions, other than the Bank Mergers.

(ppp)                   “RIA Sub” means AT Capital Management Corp., an Iowa corporation headquartered in headquartered in Dubuque, Iowa and a wholly owned Subsidiary of the Company.

(qqq)                   “SEC” means the Securities and Exchange Commission.

(rrr)                            “Securities Act” means the Securities Act of 1933.

(sss)                         “Subsidiary” with respect to any Person, means any other Person of which the first Person directly or indirectly owns or controls the outstanding voting securities or other equity interest or otherwise has the right to elect or appoint a majority of the directors or other Persons performing similar functions.

(ttt)                            “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (with all references to “15%” in the definition of Acquisition Proposal being treated as references to “50%” for these purposes) which Company Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (which shall be Sandler O’Neill & Partners, L.P. or any nationally recognized investment banking firm); (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and is not subject to any due diligence investigation or financing condition and is fully financed with cash on hand, or is otherwise fully backed by written financing commitments in full force and effect; and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

(uuu)                   “Tax” means any tax (including any income tax, gross receipts tax, production tax, transfer tax, registration tax, profits tax, license tax, lease tax, service tax, service use tax, withholding tax, franchise tax, capital gains tax, value-added tax, sales tax, excise tax, property (real or personal) tax, real property gains tax, use tax, payroll tax, employment tax, unemployment tax, severance tax, environmental tax, stamp tax, occupation tax, premium tax, gift tax, windfall profits tax or estate tax), levy, assessment, tariff, duty (including any customs duties), deficiency assessment or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(vvv)                   “Tax Return” means any return (including any information return), report, declaration, claim for refund, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereto.

(www)             “Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan and that immediately follows the termination of the corresponding Old Plan; provided, that in the case of any Company Benefit Plan that Acquiror requires to be terminated on or before the Effective Time, the Transition Date will be no later than the Effective Time.

(xxx)                   “Treasury Regulations” means the final and temporary regulations of the U.S. Treasury Department promulgated under the Code.

(yyy)                   “U.S.” means the United States of America.

(zzz)                      “WDFI” means the Wisconsin Department of Financial Institutions.

Section 12.2                            Principles of Construction.

(a)                                 In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to an act, code, statute or other Legal Requirements shall refer to the act, code, statute or other Legal Requirement as amended, modified, supplemented or replaced from time to time and any successor act, code, statute or Legal Requirement, and to all regulations and guidance promulgated under or implementing the act, code, statute, Legal Requirement or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to”; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

(b)                                 The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules”, respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the date of this Agreement; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify any other section of the Agreement specifically referenced or cross-referenced; and other sections of the Agreement to the extent it is readily apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement, “Previously Disclosed” means, with respect to the Company, information set forth by the Company in the Company Disclosure Schedules and, with respect to Acquiror, information set forth by Acquiror in the Acquiror Disclosure Schedules.

(c)                                  All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d)                                 With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

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[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:		COMPANY:

MIDWESTONE FINANCIAL GROUP, INC.		ATBANCORP

By:	/s/ Charles N. Funk	By:	/s/ Nicholas J. Schrup III
Name:	Charles N. Funk	Name:	Nicholas J. Schrup III
Title:	President & Chief Executive Officer	Title:	President

[Signature Page to Agreement and Plan of Merger]